24-10022

02064339

United States
Securities and Exchange Commission
Washington, D.C. 20549

THIRD AMENDMENT TO FORM 1-A

Regulation A Offering Statement
Under the Securities Act of 1933

HOME VALLEY BANCORP
(Exact name of issuer as specified in its charter)

OREGON
(State of incorporation)

Robert J. Ward, Chief Executive Officer
110 SW 4th Street
Grants Pass, Oregon 97528
Telephone: (541) 955-7082
Facsimile: (541) 955-7185

With a copy to:
Bennett H. Goldstein, Esq.
2548 SW St. Helens Ct.
Portland, Oregon 97201
Telephone: (503) 294-0940
Facsimile: (503) 294-7918

(Name, address and telephone number of issuer's principal executive offices)

Robert J. Ward, CEO, 110 SW 4th Street, Grants Pass, Oregon 97528
Telephone: (541) 955-7082; Facsimile: (541) 955-7185

(Name, address and telephone number of agent for service)

6712
(Primary Standard Industrial Classification Number)

93-1259731
(I.R.S. Employer Identification Number)

ITEM 1. Significant Parties

A. The names and business and residential addresses of the Issuer's directors are:

1. Ronald E. Brood, business address: none (retired); residence address: 770 Eight Dollar Road, Kerby, Oregon 97531

2. Robert W. Brownell, business address: 308 SW 6th Street, Grants Pass, Oregon 97526; residence address: 911 SW River Oaks Place, Grants Pass, Oregon 97526

3. Denver E. Huff, business address: none (retired); residence address: 1227 SW Oak St., Grants Pass, Oregon 97526

4. Jerry F. Miller, business address: 595 NE E. St., Grants Pass, Oregon 97526; residence address: 144 Kenrose, Cave Junction, Oregon 97523.

5. Dean G. Saxon, business address: 411 NE F St., Grants Pass, Oregon 97526; residence address: 147 Rio Vista Dr., Grants Pass, Oregon 97527

6. Richard J. Ward, business address: 1314 Foster Way, Grants Pass, Oregon 97526; residence address: 956 NE Beacon Dr., Grants Pass, Oregon 97526

7. Robert J. Ward, business address: 110 SW 4th Street, Grants Pass, Oregon 97528; residence address: 921 Tokay Heights, Grants Pass, Oregon 97526

B. The names and business and residential addresses of the Issuer's executive officers are:

Robert J. Ward, President and Chief Executive Officer, business address: 110 SW 4th Street, Grants Pass, Oregon 97528; residence address: 921 Tokay Heights, Grants Pass, Oregon 97526

Lauri A. Wilson, Vice President and Loan Administrator, business address: 110 SW 4th Street, Grants Pass, Oregon 97528; residence address: 287 West St., Merlin, Oregon 97532

Note: Issuer does not have a formal position of Chief Financial Officer. Robert J. Ward, Issuer's President and Chief Executive Officer, acts in that capacity.

C. The names and business and residential addresses of the Issuer's general partners: Not applicable.

D. The names and business and residential addresses of the 5% record owners of Issuer's shares:

Jerry F. Miller, business address: 595 NE E. St., Grants Pass, Oregon 97526; residence address: 144 Kenrose, Cave Junction, Oregon 97523

Meyer Loving Trust, a family trust, Ora Mae Meyer, Trustee, residence address: 580 West River Street, Cave Junction, Oregon 97523 (No business address.)

E. The names and business and residential addresses of the 5% beneficial owners of Issuer's shares:

Jerry F. Miller, business address: 595 NE E. St., Grants Pass, Oregon 97526; residence address: 144 Kenrose, Cave Junction, Oregon 97523

Meyer Loving Trust, a family trust, Ora Mae Meyer, Trustee, residence address: 580 West River Street, Cave Junction, Oregon 97523 (No business address.)

F. The names and business and residential addresses of the Issuer's promoters are: Not applicable.

G. The names and business and residential addresses of the Issuer's affiliates are:

Issuer's wholly-owned bank subsidiary, Home Valley Bank, 110 SW 4th Street, Grants Pass, Oregon 97528.

Issuer is also the parent corporation of Valley Mortgage Funding Corporation, an Oregon corporation, 110 SW 4th Street, Grants Pass, Oregon 97528. This corporation has no operations or business at present.

H. The names and business and residential addresses of the Issuer's counsel is:

Bennett H. Goldstein, business address and residence address, 2548 SW St. Helens Ct., Portland, Oregon 97201.

I. - M. The names and business and residential addresses of the Underwriters and their directors, officers, general partners and counsel: Not applicable.

ITEM 2 Application of Rule 262

A. None of the persons identified in Item 1 are subject to any disqualification provisions as set forth in Rule 262.

B. Not applicable.

ITEM 3 Affiliate Sales.

No part of the proposed offering involves the resale of securities by affiliates of the Issuer.

ITEM 4 Jurisdictions in Which Securities are to Be Offered.

A. The securities will be offered and sold by members of the Board of Directors of the Issuer. Sales will be made in the State of Oregon to new and present shareholders through direct solicitation and mailings. The securities will also be sold to present shareholders of the Issuer who reside in other jurisdictions through a mailing and through telephone solicitation, provided that exemptions exist in such other jurisdictions allowing such sales. In addition, Issuer may at a later time engage a securities firm to assist with the placement of unsold securities, if any.

B. The securities will only be registered in the State of Oregon.

ITEM 5 Unregistered Securities Issued or Sold Within One Year.

A. None.

B. None.

ITEM 6 Other Present or Proposed Offerings.

Neither Issuer nor any affiliate is currently offering or contemplating the offering of any securities other than as described in this Form 1-A.

ITEM 7 Marketing Arrangements.

A. Not applicable.

B. Not applicable.

ITEM 8 Relationship with Issuer of Experts Named in Offering Statement.

A. Not applicable.

ITEM 9 Use of a Solicitation of Interest Document.

A. No written document or broadcast script authorized by Rule 254 has been used prior to this filing.

OFFERING CIRCULAR

HOME VALLEY BANCORP

110 Southwest Fourth Street
P. O. Box 817
Grants Pass, Oregon 97528
Telephone number: (541) 955-7082

160,000 Shares of Common Stock

$9.00 Per Share

Home Valley Bancorp is offering 160,000 shares of its common stock, at an offering price of $9.00 per share, to existing shareholders and to new shareholders. The offering price has been determined solely by the Board of Directors, and should not be viewed as an indication of the price at which an investor or shareholder could sell the shares. The shares are offered exclusively through subscriptions, which Bancorp may accept or reject in its discretion. The offering has not been underwritten by an investment bank or other institution. The costs of the offering will be paid by Bancorp. All net proceeds will be used to increase capital and for general corporate and business purposes, including loans to customers, purchases of investment securities, and expanded efforts to grow deposits and other assets. The minimum investment amount is $1,800.00 (200 shares) for present shareholders, and $9,000.00 (1,000 shares) for new shareholders. Bancorp may terminate the offering at any time. The closing date for the offering is March 1, 2003, whether or not all shares are sold. The offering will close at an earlier date if all shares have been sold prior to March 1, 2003.

The securities offered by this document are not savings accounts, deposit accounts or other obligations of a bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency. Investing in and owning these securities involves substantial investment risk, including the possible loss of principal. See the "Risk Factors" section of this Offering Circular for information that should be considered by potential investors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

These securities have not been approved or disapproved by the Federal Deposit Insurance Corporation or any state securities agency, nor has the Federal Deposit Insurance Corporation or any state securities agency and passed upon the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense. THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED BY ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

	Offering Price	Underwriting Commissions[1]	Expenses of Offering[1]	Net Proceeds to Bancorp[1]
Per Share	$9.00	$.00	$0.66	$8.34
Total (160,000 maximum)	$1,440,000	$.00	$95,000	$1,345,000

[1]There is no underwitier for this offering. Officers and directors of Bancorp will sell shares to the public without commissions, but Bancorp may in its discretion retain commission-paid brokers in connection with this offering. Such commissions will not exceed 8%. Expense figures are an estimate only, and assume up to 50% of the offering will be placed through brokers. Actual commission expenses may be higher or lower. All expenses of the offering, including commissions, will be paid by Bancorp. Proceeds to Bancorp are net of estimated expenses. There is no assurance that Bancorp will receive all of the proceeds shown above.

Approximate Date of Commcement of Sales to the Public: December 1, 2002

The date of this Offering Circular is December 1, 2002.

OFFERING CIRCULAR SUMMARY

The following summary is qualified in its entirety by the detailed information contained in this Offering Circular. The summary does not purport to be complete, and should be read in conjunction with the Offering Circular as a whole.

Home Valley Bancorp

This is an offering of shares of common stock in Home Valley Bancorp, an Oregon bank holding company. Bancorp's banking subsidiary, Home Valley Bank, was chartered as a commercial bank in the State of Oregon in 1979, and began operations from a single office in Cave Junction. The Bank opened a second branch in Grants Pass in 1994, and acquired land in Grants Pass for a third branch, which opened for business in 1998, the same year in which Bancorp was formed to become the Bank's holding company.

Our business is to offer a full range of banking services to businesses, individuals and professionals in the communities we serve. We embrace the classic community bank philosophy: know your customers, know your community, and provide personal and responsive service. Within this framework, we offer competitive banking products, including deposit services and business, consumer and real estate loans.

The Offering

Number of Shares Offered	160,000
Price per Share	$9.00
Minimum Investment	
Existing Shareholders:	$1,800.00 (200 shares)
New Shareholders:	$9,000.00 (1,000 shares)
Offering Period Ending Date:	March 1, 2003
Outstanding Common Stock After Offering:*	771,845

(*Assuming all shares sold. Based on 611,845 shares issued and outstanding as of September 30, 2002.)

Use of Proceeds: All net proceeds will be used to increase capital and for general corporate and business purposes of Bancorp and its subsidiary Home Valley Bank, including loans to customers, purchases of investment securities, and expanded efforts to grow deposits and other assets. (Bancorp's only other subsidiary, Valley Mortgage Funding Corporation, is not presently active, and no net proceeds will be used for any Valley Mortgage Funding Corporation purpose.)

RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION IN THIS DOCUMENT, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN DECIDING WHETHER TO INVEST IN OUR COMMON STOCK.

POTENTIALLY ADVERSE IMPACT OF INTEREST RATES. Our ability to earn a profit, like that of most financial institutions, depends on our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as mortgage loans and investments, and the interest expense we pay on our interest-bearing liabilities, such as deposits. Our profitability depends on our ability to manage our assets and liabilities during periods of changing market interest rates. A sustained decrease in market interest rates could adversely affect our earnings. When interest rates decline, borrowers tend to refinance higher-rate, fixed-rate loans at lower rates. Under those circumstances, we would not be able to reinvest those prepayments in assets earning interest rates as high as the rates on the prepaid loans or investment securities. In addition, our commercial real estate and commercial loans, which carry interest rates that adjust in accordance with changes in the prime rate, will adjust to lower rates.

CREDIT RISK. Making loans is a key part of our business. This requires us to take "credit risk," which is the risk of losing principal and interest because borrowers fail to repay our loans. We try to limit this risk by taking collateral to secure repayment in most cases, and by screening potential borrowers. However, at any time there could be a downturn in the economy or the real estate market, or an increase in interest rates. These events could decrease collateral values, and could make it harder for borrowers to repay.

NO ASSURANCE OF MEETING GROWTH GOAL. Our strategic plan calls for meeting a growth goal of $100 million in assets by year-end 2005. There can be no assurance that this goal will be met. The risk factors described in this section, and general economic conditions locally, regionally and nationally, may impede our ability to meet this goal. Failing to meet this goal could have several negative impacts, including lack of adequate capital, a reduced ability to distribute dividends to shareholders, and a worsening of our competitive position.

OFFERING PRICE NOT INDICATIVE OF FUTURE PRICE OF COMMON STOCK. We cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the purchase price in the offering. The offering price was determined solely by Bancorp's directors, based on estimates and projections of a number of matters, all of which are subject to change from time to time. There can be no assurance that the offering price indicates the actual market value of the common stock.

RISK OF LOSING PRINCIPAL. The shares of common stock offered by this document are not savings accounts or deposits, and are not insured or guaranteed by the

Federal Deposit Insurance Corporation or by any other governmental agency. Owning our stock involves investment risk, including the possible loss of principal.

BANCORP HAS NEVER PAID CASH DIVIDENDS; REGULATORY RESTRICTION. Bancorp has never paid cash dividends to its shareholders. Also, prior to its becoming the wholly-owned subsidiary of Bancorp, Home Valley Bank paid no cash dividends after 1994. We have no plans to pay cash dividends in the foreseeable future, and can give no assurance that future earnings or other conditions will permit the payment of cash dividends. In addition, we are presently subject to a regulatory restriction on dividends which we expect will preclude cash dividends to shareholders until 2003.

NO PUBLIC MARKET FOR SHARES. The market for our shares is limited. Beginning in July, 2002, our common stock became available for trading on the Over-the-Counter Bulletin Board of the NASDAQ Stock Market under the symbol "HVYB." Prior to the listing the stock was not actively traded, and we do not expect the listing to increase trading activity. The shares are not and will not be traded on any public exchange, and there is no assurance that an active public market will develop or be maintained for the shares. The market price for the shares could be subject to significant fluctuations in response to variations in our operating results, changing conditions in the banking industry and other factors. In addition, the price of the shares may fluctuate substantially due to the effect of supply and demand in a limited market.

DEPENDENCE ON LOCAL ECONOMY. Our performance is materially dependent on and sensitive to the economy of our market area, consisting of the Rogue River Valley in Josephine and Jackson Counties of Southern Oregon. Adverse economic developments may affect loan demand and the collectibility of existing loans, and have a negative effect on our earnings and financial condition. The economy of the Rogue River Valley depends primarily on retail trade, tourism, government services, agriculture, forest products and other manufacturing industries. In the recent past, our market area experienced high unemployment as a result of a reduction in forest products manufacturing jobs. Subsequent developments have reduced the dependence of the local economy on forest products manufacturing, and increased the number of non-manufacturing jobs. There can be no assurance that future economic changes will not have a significant adverse effect on our business.

FEDERAL RESERVE POLICIES. Our earnings and growth are affected by the fiscal and monetary policies of the federal government, particularly the Federal Reserve, which implements national monetary policy to curb inflation and combat recession through its open market operations in U.S. government securities, its control of the discount rate applicable to borrowings from the Federal Reserve, and its establishment of reserve requirements against certain deposits. The Federal Reserve also influences the growth of bank loans, investments and deposits, and affects interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on Bancorp cannot be predicted with certainty.

MAINTENANCE OF ADEQUATE CAPITAL. Federal bank guidelines require bank holding companies to maintain adequate levels of capital. If capital falls below minimum guideline levels, a holding company may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities. The guidelines effectively preclude bank holding companies from growing if doing so would diminish capital ratios. At December 31, 2001 Bancorp's Tier 1 Risk-Based Capital was 9.29% (regulatory minimum 6%), and its Total Risk-Based Capital was 10.02% (regulatory minimum 10%). If Bancorp does not maintain its ratios at or above regulatory minimums, it may be required to raise more capital or to take other actions to maintain them.

GOVERNMENT REGULATIONS. We are subject to extensive and detailed regulations under federal and state laws. These laws and regulations are intended to protect our depositors, not the owners of our common stock. Our regulators include the Federal Deposit Insurance Corporation, which insures bank deposits, the Director of the Oregon Department of Consumer and Business Services, and the Board of Governors of the Federal Reserve System. Federal and state regulations place banks at a competitive disadvantage compared to less regulated competitors, such as finance companies, credit unions, mortgage banking companies and leasing companies. Although we have been able to compete effectively in our market area in the past, there can be no assurance that it will be able to continue to do so. Further, future changes in federal and state banking regulations could adversely affect our operating results and ability to continue to compete effectively.

RISK TO STOCK VALUE FROM OUR ABILITY TO IMPEDE POTENTIAL TAKEOVERS. Provisions in our corporate documents and in Oregon corporate law, as well as certain federal regulations, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. Potential investors sometimes view such provisions with disfavor. As a result, you may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions include staggered terms for directors, which make it difficult to replace the entire board, a three-fourths shareholder approval requirement for merger or acquisition proposals that the Bancorp Board does not support, and a requirement that shareholders provide notice prior to bringing business before an annual shareholder meeting. In addition, a three-fourths shareholder vote is required to change these provisions. We can also issue shares of preferred stock and determine the rights, including voting rights, of such shares without shareholder approval, although we have no present plans to do so.

POTENTIAL INABILITY TO MAKE TECHNOLOGICAL ADVANCES. Our industry is experiencing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will thus depend in part on our ability to address our customers' needs by using technology. We cannot assure you that we will be able to effectively develop new technology-driven products and services or be successful in marketing these products to our customers. Many of our competitors have far greater resources than we have to invest in technology. Our operations are also dependent on computers and computer systems, whether we maintain them internally or they are maintained by a third party.

DESCRIPTION OF THE OFFERING

Shares Offered and Offering Price

This is an offering of 160,000 shares of Bancorp's common stock, at an offering price of $9.00 per share, to our existing shareholders and to new shareholders. The offering price has been determined solely by the Board of Directors, and should not be considered an indication of the market value of the shares.

Existing and New Shareholders

Existing Shareholders. If you were a shareholder of Bancorp as of January 1, 2002, you may subscribe for shares on an exclusive basis through 5:00 p.m. on December 31, 2002. You may also subscribe after December 31 for as long as the offering remains open. The minimum investment amount for existing shareholders is 200 shares, an investment amount of $1,800.

New Shareholders. If you are not presently a shareholder of Bancorp, you may subscribe for shares after December 31, 2002. The minimum investment amount for new shareholders is 1,000 shares, an investment amount of $9,000.

Termination of Offering

Bancorp may terminate the offering at any time, whether or not all 160,000 shares are sold. The offering will terminate no later than March 1, 2003, or earlier if all 160,000 shares offered are sold before March 1, 2003. There is no minimum amount we must sell before closing the offering.

Plan of Distribution Through Officers and Directors

The shares are offered exclusively through subscriptions, and the offering has not been underwritten by any investment bank or other institution. Directors and officers of Bancorp are authorized to accept subscriptions. No commissions or compensation will be paid to directors or officers for their solicitation efforts, although we may reimburse directors and officers for reasonable expenses. All costs of the offering will be paid by Bancorp.

The directors and officers of Bancorp who will participate in the distribution are Ronald E. Brood, Robert W. Brownell, Denver E. Huff, Jerry F. Miller, Dean G. Saxon and Richard J. Ward, all of whom are outside directors, and Robert J. Ward, who is Bancorp's President, Chief Executive Officer and a director.

If you wish to subscribe to the offering, you must complete and submit a signed subscription agreement on the form prepared by Bancorp. Send or deliver the subscription agreement to Bancorp at PO Box 817, Grants Pass, Oregon 97528.

Commission Sales

No brokers, dealers or salespersons have been employed in connection with the initial distribution of the shares, although we may in our discretion retain one or more securities firms at a later time to place unsold securities, if any, on a commission basis. Such commissions will not exceed 8%. We estimate up to 50% of the offering may be placed through brokers, but the actual amount so placed, and therefore actual commission expenses, may be higher or lower. All commission expenses of the offering will be paid by Bancorp.

Acceptance of Subscriptions and Use of Funds

You may submit a subscription agreement at any time until the termination of the offering. When you submit a subscription agreement, you will have made an offer to purchase the number of shares indicated in the agreement. After the agreement is received by Bancorp, we will send you either a notice of acceptance or a notice of rejection. No offer is binding on Bancorp until we accept it. Bancorp reserves the right to reject any subscription agreement, in whole or in part, in our sole discretion. For example, we may reject a subscription in order to limit the number of new investors, or because the potential investor may not be qualified to purchase under applicable law.

Funds received by Bancorp with a subscription agreement will not be held in escrow, and no interest will be paid to potential subscribers for such funds. The funds will be held in a separate account at Bancorp pending acceptance or rejection of the subscription. Once a subscription is accepted, the funds for that subscription will be made available for Bancorp's use.

If we accept your subscription, we will send you confirmation in writing, together with a certificate for the number of shares purchased. If we reject your subscription, in whole or in part, we will issue you a check for the portion of the subscription which we reject, and send the check to you by regular mail within a reasonable time after we make the decision to reject. Stock certificates will be issued to subscribers within a reasonable time after the close of the offering.

A subscription agreement is irrevocable once we receive it. We may release, compromise or settle any subscription, or any claim or action arising out of such subscription, on such terms and conditions as our Board of Directors may determine.

Payment for Shares; Retirement Accounts

Except as described in the next paragraph, your subscription agreement must be accompanied by payment in full for the shares which you are offering to purchase. Payment may be made by check, money order, or by withdrawal from a deposit account maintained at Home Valley Bank.

You may purchase shares through an Individual Retirement Account, a pension or profit sharing plan, or a similar trust, custodial or retirement account, in which case payment need not be made at the time you submit the subscription agreement. However, before we can accept such a subscription, you must contact us to submit and complete the appropriate documentation to permit the transfer of funds for payment for the shares.

State and Foreign Securities Laws

While the stock offering and sale is being made under an exemption from registration requirements under the federal Securities Act of 1933, and while the offering has been registered under Oregon's securities laws, the offering and sale may not be exempt or registered under certain other States, or under foreign securities laws. We therefore reserve the right to reject subscriptions from persons in States other than Oregon, or from foreign countries, where the offering and sale of the stock is not authorized.

USE OF PROCEEDS

The maximum net proceeds to Bancorp from the sale of the common stock in this Offering is estimated to be $1,345,000, after deduction of expenses, which we anticipate to be approximately $95,000. There is no minimum amount we must sell, and there is no assurance that all shares will be sold. The purpose of the offering is to raise additional capital to continue Bancorp's growth. Without this capital, we would have to limit our growth based on Bancorp's retained earnings. All net proceeds will be used to increase capital and for the general corporate and business purposes of Bancorp and its subsidiary Home Valley Bank, including loans to customers, purchases of investment securities, and expanded efforts to grow deposits and other assets. We have no agreements or understandings, and are not presently engaged in discussions, relating to any possible acquisitions or mergers. However, we will consider various growth strategies and opportunities as they arise, including growth through new branches, mergers and acquisitions. (Bancorp's only other subsidiary, Valley Mortgage Funding Corporation, is not presently active, and no net proceeds will be used for any Valley Mortgage Funding Corporation purpose.)

DILUTION

Existing shareholders of Bancorp who do not purchase shares in the offering will see a reduction in the proportional interest in their ownership in Bancorp. Even shareholders who purchase shares may experience some such reduction, depending on the extent of the shareholder's participation, and on how many shares are sold in the offering. For example, if you owned 0.5% of Bancorp's shares (roughly 3,175 shares) prior to the offering, if you do not purchase any new shares, and if all 160,000 shares are sold, your proportional ownership after the offering would be 0.4%. If you desired to maintain your proportional ownership, you would need to purchase approximately 800 new shares.

Bancorp's net tangible book value as of September 30, 2002 was $5,265,570, or $8.61 per share. Net tangible book value per share is determined by dividing Bancorp's net tangible book value by the number of its issued and outstanding shares. On a pro forma basis, assuming Bancorp had sold the entire offering of 160,000 shares at $9.00 per share as of September 30, 2002, net tangible book value would be increased to $6,705,570, or $8.69 per share, resulting in dilution to new shareholders of $.31 per share. The following table illustrates the dilution effect for new shareholders if the offering had been sold in full as of September 30, 2002:

Offering Price Per Share		$9.00
Net Tangible Book Value Per Share (Pre-Offering)	$8.61	
Increase in Net Tangible Book Value Per Share Attributable to New Shareholders	$0.08	
Pro Forma Net Tangible Book Value Per Share (Post-Offering)*		$8.69
Dilution Per Share to Purchasers in the Offering**		$0.31

*Before deduction of approximately $95,000 in estimated expenses.
**Determined by subtracting net tangible book value per share after the offering from the offering price per share.

If actual sales of stock in the offering are nominal, there will be a larger dilution effect. For example, on a pro forma basis, assuming Bancorp had sold only 10% of the offering, or 16,000 shares, at $9.00 per share as of September 30, 2002, net tangible book value would be increased to $5,409,570, or $8.62 per share, resulting in dilution to new shareholders of $.0.1 per share. The following table illustrates the dilution effect for new shareholders if only 10% of the offering had been sold as of September 30, 2002:

Offering Price Per Share		$9.00
Net Tangible Book Value Per Share (Pre-Offering)	$8.61	
Increase in Net Tangible Book Value Per Share Attributable to New Shareholders	$0.01	
Pro Forma Net Tangible Book Value Per Share (Post-Offering)*		$8.62
Dilution Per Share to Purchasers in the Offering**		$0.38

*Before deduction of approximately $95,000 in estimated expenses.
**Determined by subtracting net tangible book value per share after the offering from the offering price per share.

INSIDER PURCHASES

During the preceding five years, officers and directors of Bancorp have from time to time acquired shares of the common stock of Bancorp and its predecessor Home Valley Bank at market prices. No such officers or directors have received grants of stock or stock on a discount or below-market basis. On a split-adjusted basis, purchase prices have ranged from a low of $5.00 per share to a high of $7.25 per share.

MARKET FOR COMMON STOCK

There is no public market for Bancorp's stock, and we do not foresee such a market developing in the near future. The listing of our shares on the NASDAQ Bulletin Board only occurred in July 2002. Prior to that time, we maintained lists of persons expressing an interest in buying or selling the stock, and when possible introduced prospective buyers and sellers, but did not serve as market makers or brokers of or for the stock. Trading was infrequent, and probably will remain so for the foreseeable future. Moreover, the price of our shares could be subject to significant fluctuations in response to variations in our operating results, general conditions in the banking industry and other factors. Also, the price of the shares may fluctuate substantially due to the effect of supply and demand in a limited market. Investors in this Offering cannot be assured of being able to resell their shares above the offering price, and should be prepared to hold the shares for an indefinite period.

PRICE INFORMATION FOR COMMON STOCK

Beginning in July, 2002, our common stock became available for trading on the Over-the-Counter Bulletin Board of the NASDAQ Stock Market under the symbol "HVYB." However, since the listing no trades in the stock were been reported on the OTC Bulletin Board through October 31, 2002.

The price information below is based entirely on our records of actual prices paid and received for our stock at various times, and does not include any over-the-counter market quotations. This historical information is based solely on prices and information reported to us by those persons whose transactions have come to our attention. Transaction prices for the stock are established solely by willing buyers and willing sellers who enter into voluntary transactions for the purchase or sale of the stock. Such prices are not predictive of future prices. The following table sets forth the high and low transaction price information per share for our common stock for the quarterly periods shown. These prices do not reflect inter-dealer quotations, and do not include any retail markups, markdowns or commissions.

	HIGH	LOW
2002		
First Quarter	$7.25	$7.00
Second Quarter	$7.00	$7.00
Third Quarter	$7.25	$7.00
2001		
First Quarter	$5.75	$5.50
Second Quarter	$5.75	$5.75
Third Quarter	$7.00	$6.00
Fourth Quarter	$7.00	$6.00
2000		
First Quarter	$5.00	$5.00
Second Quarter	$5.62	$5.00
Third Quarter	$5.62	$5.62
Fourth Quarter	$5.75	$5.50*

*In December of 2002, Bancorp approved a 2-for-1 stock split, and a corresponding adjustment in the share price. All high and low pre-split prices for 2000 have been adjusted to reflect the split.

DIVIDEND POLICY AND RESTRICTION

Since its formation in 1998 as the holding company of Home Valley Bank, Bancorp has never paid cash dividends to its shareholders. Home Valley Bank has paid no dividends to its shareholders since 1994. Bancorp has no plans to pay cash dividends in the foreseeable future, and can give no assurance that future earnings or other conditions will permit the payment of cash dividends. Any future cash dividends will depend on our profitability, our capital needs, and regulatory limitations. Also, while we have declared stock dividends from time to time, we have no plans to issue stock dividends in the foreseeable future, or on a regular basis.

Bancorp is presently subject to a regulatory restriction on cash dividends which we believe will preclude payment of cash dividends to shareholders until 2003. The restriction arose under an informal memorandum of understanding with the Federal Reserve to correct certain operational deficiencies relating to internal bookkeeping procedures. As part of the memorandum, Bancorp is to maintain the required regulatory levels of capital applicable to bank holding companies, and to seek prior approval from the Federal Reserve before declaring cash dividends. While we have taken all required action to correct the deficiencies, we expect this restriction to limit or preclude payment of cash dividends to shareholders until 2003. The offering of our common stock described in this Offering Circular is not a result of, and is not related to, either the restriction or the terms of the memorandum.

DESCRIPTION OF STATUS OF REVIEW REPORT INCORPORATED THROUGH REFERENCE IN OFFERING CIRCULAR

The consolidated balance sheet as of December 31, 2001 and 2000, and the consolidated statements of income, retained earnings, and cash flows for each of the two years in the period ended as of December 31, 2001 and 2000, have been included herein in reliance on the report of David O. Christensen, independent public accountant, given on the authority of that firm.

With respect to the unaudited interim financial information for the period ended June 30, 2002, the independent public accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedure applied.

The accountant is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for his report on the interim financial information, because the report is not a "report" or a "part" of the Offering Circular statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

2001 AND 2000 YEAR END SUMMARY FINANCIAL INFORMATION

The following is a summary only, and should be read in conjunction with Bancorp's audited, consolidated financial statements, including footnotes, for the years 2001 and 2000 appearing elsewhere in this Offering Circular. All dollar amounts are in thousands except for per share data.

	YEAR END	
	December 31, 2001	**December 31, 2000**
Summary Income Information		
Interest Income	$ 4,612	$ 3,989
Interest Expense	(1,816)	(1,608)
Net Interest Income	2,796	2,381
Provision for Loan Losses	(105)	(35)
Net Interest Income After Loan Loss Provision	2,691	2,346
Other Operating Income	657	520
Other Operating Expense	(2,366)	(2,143)
Income Before Taxes	982	723
Provision for Income Taxes	(343)	(220)
Net Income	**$ 639**	**$ 503**
Basic Earnings Per Common Share	$1.04	$.82
Return on Average Assets	1.07%	.99%
Return on Average Equity	14.48%	13.24%
Net Interest Margin	5.17%	5.05%
Efficiency Ratio*	68.52%	73.87%

	December 31, 2001	**December 31, 2000**
Summary Balance Sheet Information		
Total Assets	$68,546	$53,332
Liabilities		
Total Deposits	63,701	47,928
Other Liabilities	128	1,185
Total Liabilities	63,829	49,113
Shareholders' Equity	4,717	4,219
Total Liabilities and Shareholders' Equity	$68,546	$53,332

*Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE 2000 AND 2001 FISCAL YEARS

The following discussion should be read in conjunction with Bancorp's audited financial statements for the 2000 and 2001 fiscal years, which are included elsewhere in this Offering Circular.

Goal Description

Our goal is to grow earning assets while maintaining a high return on equity and keeping asset quality high. We endeavor to emphasize personal, quality banking products and services for our customers, hire and retain competent management and administrative personnel, and respond quickly to customer demand and growth opportunities. We also intend to increase market penetration in our existing markets, and to expand into new markets through the introduction of new or existing financial services products.

Results of Operations and Financial Condition

For the year ended December 31, 2001, net income was $639,000, representing an increase of 27% from net income of $503,000 earned during the year ended December 31, 2000. Diluted earnings per share were $1.03 and $0.80 for the years ended December 31, 2001 and 2000, respectively. Return on average assets was 1.07% for the year ended December 31, 2001, compared with .99% for the year ended December 31, 2000. Return on average equity was 14.48% for the year ended December 31, 2001, compared with 13.24% for the year ended December 31, 2000.

The increase in earnings for the year ended December 31, 2001, versus the comparable period in 2000, can be attributed primarily to growth in core deposits, which is a low cost source of loan funding, coupled with a conservative loan portfolio. Despite the weakened economy and a large change in interest rates, our interest rate risk position remained largely unchanged throughout the year. This resulted in continued consistent margins on a growing asset base.

Our assets grew from $53 million as of year-end 2000 to $68 million as of year-end 2001, a 28% increase. Most of the growth was the result of our continued effort to build core deposits through checking accounts. These accounts provide for two significant values: one, they are a consistent long term low cost funding source and two, they are, we believe, the best way to obtain other sources of business from our customers. Typically customers view the institution holding their checking account as their first source for additional services.

Shareholders' Equity

Shareholders' equity increased $498,000 during 2001. Shareholders' equity at December 31, 2001 was $4.7 million compared to $4.2 million at December 31, 2000. This increase reflects $631,000 contributed by Home Valley Bank, less $12,000 in net Bancorp expenses. The remaining material difference of $121,000 was used to repurchase Bancorp shares. The repurchases occurred between January 4, 2001 and January 3, 2002. All such repurchases were made under a common stock repurchase program authorized by the Board of Directors.

The business purpose of the repurchase program was to use Bancorp funds to invest in Bancorp's stock. All buy-backs were between Bancorp and non-affiliated shareholders, with the except of the sale of 764 shares of stock by Robert J. Ward, President and Chief Executive Officer of Bancorp, at a price of $7.00 per share on November 9, 2001. The value of this transaction was $5,348.00. The dates and prices of the remaining, non-affiliate transactions are shown in the following table:

Date of Transaction	No. of Shares	Price Per Share
01/04/01	200	$5.75
01/31/01	520	$5.75
01/31/01	440	$5.75
01/31/01	520	$5.75
01/31/01	26	$5.75
03/19/01	1,480	$5.75
03/19/01	7,786	$5.75
08/28/01	1,000	$6.00
09/10/01	4,388	$6.50
09/10/01	512	$6.50
09/10/01	312	$6.00
10/17/01	34	$6.50
10/17/01	394	$6.50
11/09/01	512	$6.50
11/13/01	400	$6.50
11/16/01	500	$6.00
01/03/02	70	$7.00

Average Balances and Average Rates Earned and Paid

The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Average loans include non-accruing loans, the effect which is to lower the average rates shown. (Dollars in thousands.)

AVERAGE BALANCE SHEET FOR THE YEAR ENDING:

	December 31, 2001			December 31, 2000		
	Average Balance	**Interest Income/ Expense**	**Average Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Rate**
Interest Earning Assets						
Cash and due from banks	$ 228	$ 9	3.95%	$ -	$ -	-
Loans	42,366	4,076	9.62%	36,273	3,401	9.38%
Investment securities available for sale	4,496	245	5.45%	9,256	532	5.75%
Loans held for sale	1,085	104	9.59%	347	33	9.51%
Federal funds sold	5,856	178	3.04%	347	23	6.63%
Total interest earning assets	54,031	4,612	8.54%	46,223	3,989	8.63%
Non-interest earning assets	6,995			6,148		
Allowance for loan losses	348			358		
TOTAL ASSETS	$60,678			$52,013		
Interest Bearing Liabilities						
Federal funds purchased	$ 22	$ 1	4.55%	$ 287	$ 16	5.57%
Interest bearing demand deposits	17,487	429	2.45%	14,548	368	2.53%
Savings accounts	4,489	132	2.94%	3,993	114	2.85%
Money market accounts	9,898	338	3.41%	9,063	346	3.61%
Certificates of deposit	17,030	916	5.38%	13,821	764	5.53%
Total interest bearing liabilities	48,926	1816	3.71%	41,732	1,808	3.85%
Non-interest bearing deposits	7,062			6,368		
Other liabilities	231			115		
TOTAL LIABILITIES	$56,183			$48,215		
Shareholders' Equity	4,495			3,798		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$60,678			$52,013		
Net interest income		2,796			2,381	
Net interest rate spread			4.82%			4.78%
Net interest margin			5.17%			5.15%
RATIO OF AVERAGE INTEREST EARNING ASSETS TO AVERAGE INTERESTBEARING LIABILITIES			110.43%			110.76%

21

Liquidity

We maintain a relatively liquid position so we may respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. We maintain liquidity through customer deposits, sales and maturities of investment securities, the use of federal funds markets, and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors, are not. Our liquid asset balances include cash, amounts due from other banks, federal funds sold, trading securities, and securities available-for-sale and securities held-to-maturity with maturities in the next three months. At December 31, 2001, these liquid assets were $13 million or 19% of total assets as compared to $8.8 million or 17% of total assets at December 31, 2000. Another source of liquidity is the ability to borrow from the Federal Home Loan Bank and other correspondent banks.

The analysis of liquidity also includes a review of the changes that appear in the statements of cash flows for the year ended December 31, 2001. The statement of cash flows includes operating, investing and financing categories. Operating activities include net income of $639,000, adjusted for non-cash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities, and the impact of the net growth in loans. Financing activities present the cash flows associated with deposit accounts, and reflect dividends paid to shareholders.

Capital Resources

We are required to comply with minimum capital adequacy standards established by the Federal Reserve Bank. There are two basic measures of capital adequacy for bank holding companies and the depository institutions that they own: a risk based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

The risk-based capital guidelines applicable to Home Valley Bancorp currently require a minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, less goodwill. The remainder (Tier 2 capital) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, debt securities, and a limited amount of the general loan loss allowance.

In addition to the risk-based capital guidelines, federal banking regulators established minimum leverage ratio (Tier 1 capital to total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 1% to 2% above the 3% stated minimum.

For the period ending December 31, 2001, Bancorp's Tier 1 capital was 9.29%, compared to the regulatory minimum of 6%. For the same period, Bancorp's total risk-based capital was 10.02% (regulatory minimum 10%) and its Tier 1 leverage ratio was 7.06% (regulatory minimum 5%) The following table compares these ratios at December 31, 2001 with the period ending December 31, 2000.

	December 31, 2001	December 31, 2000
Capital Ratios:		
Tier I Risk-Based Capital	9.29%	10.12%
(Regulatory minimum: 6.00%)*		
Total Risk-Based Capital	10.02%	10.96%
(Regulatory minimum: 10.00%)*		
Tier I Leverage Ratio	7.06%	7.71%
(Regulatory minimum: 5.00%)*		

*To be considered well-capitalized.

Asset/Liability Management and Interest Rate Sensitivity

Our results of operations depend substantially on its net interest income. Like most financial institutions, our interest income and cost of funds are affected by general economic conditions and by competition in the market place.

The purpose of asset/liability management is to provide stable net interest income growth by protecting earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. We maintain an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. Our policy is to control the exposure of earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, we have generally invested such funds in securities, primarily U.S. Treasury securities, securities issued by governmental agencies, municipal securities and corporate obligations. The securities portfolio contributes to profits and plays an important part in the overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing our needs with regard to proper management of the asset/liability program, we estimate future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes. A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

The analysis of an institution's interest rate gap (the difference between the repricing of interest earning assets and interest bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. We believe that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap of our interest earning assets and interest earning liabilities at December 31, 2001. The interest rate gaps reported in the table arise when assets are funded with liabilities having different repricing intervals. The amounts shown below could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits and competition.

ESTIMATED MATURITY OR REPRICING AT DECEMBER 31, 2001
(DOLLARS IN THOUSANDS)

	0-3 months	3-12 months	1 year	3 to 5 years	Over 5 years	Total
Interest Earning Assets						
Federal funds sold	$4,448	$-	$-	$-	$-	$4,448
Interest bearing deposits	-	-	1,044	-	-	1,044
Investment securities	-	-	3,534	2,701	-	6,235
Loans	9,574	8,363	4,653	9,313	20,053	51,956
Total interest earning assets	14,022	8,363	9,231	12,014	20,053	63,683
Interest earning assets to total interest earning assets	22%	13%	14%	19%	32%	100%
Interest Bearing Liabilities						
Interest bearing demand deposits	$21,441	$-	$-	$-	$-	$21,441
Money market accounts	12,472	-	-	-	-	12,472
Savings accounts	6,886	-	-	-	-	6,886
Certificates of deposit	8,847	3,519	2,630	469	-	15,465
Total interest bearing liabilities	49,646	3,519	2,630	469	-	56,264
Interest bearing liabilities to total interest bearing liabilities	88%	6%	5%	1%	-	100%
Interest sensitivity gap	66	59	50	32	-	-

Loan Policies and Portfolio

Our loan policies and procedures establish the guidelines for our lending operations. These guidelines address the types of loans that the Bank seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations, and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. The policies are reviewed and approved at least annually by the Board of Directors of the Bank.

Bank officers are charged with loan origination in compliance with underwriting standards overseen by the loan administration function and in conformity with established loan policies. Periodically, the Board of Directors determines the lending authority of the President and other lending officers. This may include authority related to loans, letters of credit, overdrafts, uncollected funds, and such other authority as determined by the Board or the President within the President's delegated authority. Our unsecured legal lending limit was $760,000 at December 31, 2001. However, we seldom make loans approaching our unsecured legal lending limit.

Net outstanding loans, excluding loans held-for-sale, totaled $49.8 million at December 31, 2001, representing an increase of $9.0 million, or 22% compared to $40.8 million as of December 31, 2000. Loan commitments increased slightly to $7.9 million as of December 31, 2001, representing an increase of $1.4 million from year-end 2000.

Our net loan portfolio, excluding loans held for sale, at December 31, 2001, includes loans secured by real estate (64% of total), commercial loans (19% of total), and consumer loans and overdraft accounts (17% of total). These percentages are generally consistent with previous reporting periods. Loans secured by real estate include loans made for purposes other than financing purchases of real property, such as inventory financing and equipment purchases, where real property serves as collateral for the loan.

Interest earned on the loan portfolio is our primary source of income. Net loans represented approximately 75.3% of total assets as of December 31, 2001. We make substantially all of our loans to customers located within our service area. Commercial real estate loans include owner-occupied commercial properties, new construction residential housing, and income-producing properties. The primary risks of such loans include loss of income of the owner or occupier of the property, inability to market residential homes and the inability of the market to sustain rent levels. Other commercial loans include renewable operating lines of credit, short-term notes, and equipment financing. These types of loans are principally exposed to risk due to insufficient business income. Accordingly, we typically do not lend to start-up businesses or others lacking operating history, and require personal guarantees and secondary sources of repayment for such loans. We make long-term residential fixed rate mortgages. Most of these loan originations are sold to the secondary market. Installment loans consist of personal, automobile or home equity loans.

We also offer credit cards to our customers. These are unsecured loans, which carry significantly higher interest rates and credit risk than secured loans. Bancorp, therefore, maintains strict credit guidelines when considering such loan applications. Credit card lending is not a large part of our portfolio. Our outstanding credit card loans totaled $350,000 for the year ending December 31, 2001, representing an increase of $1,000, or less than .01%, compared to $349,000 at December 31, 2000. For these periods, credit card loans constituted .06% and .08%, respectively, of the net loan portfolio.

We have no loans defined as highly leveraged transactions by the Federal Reserve Bank, and have no significant agricultural loans.

The following table sets forth, in terms of interest rate sensitivity, certain components of our loan portfolio as well as its fixed and adjustable rate loans within that portfolio at December 31, 2001.

AT DECEMBER 31, 2001
(DOLLARS IN THOUSANDS)

	Within One Year	One to Five Years	After Five Years	Total
Commercial*	$6,395	$3,990	$4,266	$14,652
Fixed Rate	8,441			8,441
Variable Rate				

*Includes commercial and commercial real estate loans only.

The following table sets forth the contractual maturity of loans at December 31, 2001.

AT DECEMBER 31, 2001
(DOLLARS IN THOUSANDS)

	One Year or Less	More Than One Year to Five Years	More Than Five Years	Total
Real estate mortgage loans				
1-4 family	$ 866	$3,207	$14,386	$18,459
commercial real estate	5,982	3,732	3,990	13,704
Home equity loans	81	299	1,343	1,723
Commercial and industrial	4,098	2,557	2,734	9,389
Consumer and installment	1,363	5,031	1,613	8,007
Loans to individuals	115	423	136	674
Total	$12,205	$15,249	$24,202	$51,966

The following table sets forth loans with fixed and variable rates having contractual maturities greater than one year.

AT DECEMBER 31, 2001
(DOLLARS IN THOUSANDS)

	Fixed Rate	Variable Rate	Total
Real estate mortgage loans	$23,618	$10,268	$33,886
Commercial and industrial	5,957	3,432	9,389

Rate/Volume Analysis

The following tables analyze the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The tables distinguish between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate. (Dollars in thousands.)

12 MONTHS ENDED DECEMBER 31, 2001 VS. DECEMBER 31, 2000.
INCREASE (DECREASE) DUE TO CHANGES IN:

	Average Volume	Average Rate	Total
Interest Income			
Cash and due from banks	$ 9	0	$ 9
Loans	586	89	675
Investment securities available for sale	(259)	(28)	(287)
Loans held for sale	71	0	71
Federal funds sold	167	(12)	155
Total interest income	$574	$ 49	$623
Interest Expense			
Federal funds purchased	(12)	(3)	(15)
Interest bearing demand deposits	72	(11)	61
Savings accounts	15	3	18
Money market accounts	28	(36)	(8)
Certificates of deposit	173	(21)	152
Total interest expense	276	(68)	208
Total net interest income	$298	$117	$415

Loan Losses and Recoveries

We calculate the allowance for loan losses using three risk methods. One method evaluates actual estimated loss in known classified credits. The second method uses a loan grading system, and the third method applies regulatory examination procedures to the portfolio. We believe our present allowance for potential loan losses has been properly calculated and is sufficient for our purposes. There have been no significant loan losses in the last four years.

The specific reserve for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the reserve when we believe that collectibility is unlikely. The reserve is an amount that we believe will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. We also consider such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions. Accrual of interest is discontinued on a loan when we believe, after considering economic and business conditions, collection efforts, and collateral position, that the borrower's financial condition is such that collection of interest is doubtful.

The adequacy of the reserve for loan losses should be measured in the context of several key ratios: (1) the ratio of the reserve to total outstanding loans; (2) the ratio of total nonperforming loans to total loans; and (3) the ratio of net charge-offs (recoveries) to average loans outstanding. For 2000 and 2001, respectively, our ratio of the reserve for loan losses to total loans was .83% and .71%. The amounts provided by these ratios have been sufficient to fund our charge-offs, which have not been historically significant, and to provide for potential losses based upon year-end analyses. For 2000 and 2001, the ratio of nonperforming loans to total loans was .12% and .11%, respectively, and net charge-offs were .12% and .18% of average loans.

The following table shows the allocation of the allowance for loan losses at December 31, 2001 and December 31, 2000. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors which may affect future loan losses.

	As of December 31, 2001		As of December 31, 2000	
	Amount	**% of Total Loans**	**Amount**	**% of Total Loans**
Commercial	$100,000	1.06%	$100,000	1.54%
Real Estate Mortgage	$159,000	0.46%	$132,000	0.46%
Real Estate Construction	-0-	-0-	-0-	-0-
Consumer	$110,000	1.29%	$110,000	1.83%
Unallocated	-0-	-0-	-0-	-0-
Total	$369,000		$342,000	

Deposits

We offer several deposit products to customers, including interest-bearing and non-interest-bearing accounts. The following table shows the average balances outstanding and average interest rates for each major category of deposits. (Dollars in thousands).

	As of December 31, 2001		As of December 31, 2000	
	Average Rate (%)	**Average Balance**	**Average Rate (%)**	**Average Balance**
Interest-Bearing Demand	2.45%	$17,487	2.53%	$14,548
Money Market Accounts	3.42%	9,898	3.81%	9,083
Savings Accounts	2.93%	4,489	2.84%	3,993
Certificates of Deposit	5.35%	17,052	5.42%	14,108
Total Interest-Bearing Deposits	3.70%	48,926	3.81%	41,732
Demand and Other Non-Interest Deposits		7,026		6,368
Total Average Deposits	3.24%	$55,952	3.31%	$48,100

2002 AND 2001 SIX MONTHS END SUMMARY FINANCIAL INFORMATION

The following is a summary only, and should be read in conjunction with Bancorp's unaudited, consolidated financial statements, including footnotes, for the six months ending June 30, 2002 appearing elsewhere in this Offering Circular. All dollar amounts are in thousands except for per share data.

	SIX MONTHS ENDING	
	June 30, 2002	June 30, 2001
Summary Income Information		
Interest Income	$2,463	$ 2,189
Interest Expense	(817)	(901)
Net Interest Income	1,646	1,288
Provision for Loan Losses	(60)	(30)
Net Interest Income After Loan Loss Provision	1,586	1,258
Other Operating Income	376	314
Other Operating Expense	(1,354)	(1,114)
Income Before Taxes	608	458
Provision for Income Taxes	(235)	(173)
Net Income	**$ 373**	**$ 285**
Basic Earnings Per Common Share	$.61	$.46
Return on Average Assets	1.04 %	1.01%
Return on Average Equity	15.10%	13.11%
Net Interest Margin	5.08%	5.10%
Efficiency Ratio*	66.96%	69.54%

	June 30, 2002	June 30, 2001
Summary Balance Sheet Information		
Total Assets	$76,535	$56,525
Liabilities		
Total Deposits	71,322	54,991
Other Liabilities	91	110
Total Liabilities	71,413	55,101
Shareholders' Equity	5,122	4,424
Total Liabilities and Shareholders' Equity	$76,535	$59,525

*Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDING JUNE 30, 2002

Results of Operations and Financial Condition

For the six months ending June 30, 2002, net income was $373,000, representing an increase of 30.88% from net income of $285,000 earned during the six months ending June 30, 2001. Basic earnings per share were $.61 and $.46 for the six months ending June 30, 2002 and 2001, respectively. Return on average assets was 1.04% for the six months ending June 30, 2002, compared with 1.01% for the same six month period in 2001. Return on average equity was 15.10% for the six months ended June 30, 2002, compared with 13.11% for the six months ended June 30, 2001.

The increase in earnings for the half-year ended June 30, 2002, versus the comparable period in 2001, can be attributed primarily to growth in our loan portfolio.

Assets grew from $56,525,000 as of June 30, 2001 to $76,535,000 as of the end of the first two quarters of 2002, a 35.40% increase. Most of the growth was the result of loan portfolio growth.

Shareholders' Equity

Shareholders' equity increased by $665,000 for the six month period ending June 30, 2002 as compared to the previous year's first two quarters. Shareholders' equity at June 30, 2002 was $5,122,000 compared to $4,457,000 at June 30, 2001. This increase reflects $758,000 contributed by Home Valley Bank, less $29,000 in net Bancorp expenses. The remaining material difference of $64,000 was used to repurchase Bancorp shares.

Average Balances and Average Rates Earned and Paid

The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Average loans include non-accruing loans, the effect which is to lower the average rates shown. (Dollars in thousands.)

AVERAGE BALANCE SHEET FOR THE YEAR ENDING:

	June 30, 2002			June 30, 2001		
	Average Balance	**Interest Income/ Expense**	**Average Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Rate**
Interest Earning Assets						
Cash and due from banks	$ 1,044	$ 21	4.06%	$ -	$ -	-
Loans	51,000	2,192	8.67%	42,162	1,963	9.39%
Investment securities available for sale	7,272	161	4.48%	4,672	120	5.18%
Loans held for sale	1,129	49	8.75%	930	44	9.54%
Federal funds sold	4,867	40	1.66%	3,115	62	4.01%
Total interest earning assets	65,312	2,463	7.80%	50,879	2,169	8.68%
Non-interest earning assets	7,203			6,153		
Allowance for loan losses	385			338		
TOTAL ASSETS	$72,129			$56,694		
Interest Bearing Liabilities						
Federal funds purchased	$ -	$ -	-%	$ 90	$ 2	4.48%
Interest bearing demand deposits	25,269	301	2.40%	15,712	199	2.55%
Savings accounts	7,768	87	2.26%	6,830	55	2.67%
Money market accounts	15,467	216	2.82%	8,830	161	3.88%
Certificates of deposit	10,677	213	4.02%	17,081	483	5.70%
Total interest bearing liabilities	59,181	817	2.78%	45,650	901	3.98%
Non-interest bearing deposits	7,769			6,397		
Other liabilities	197			300		
TOTAL LIABILITIES	$67,147			$52,347		
Shareholders' Equity	4,962			4,347		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$72,129			$56,694		
Net interest income		1,646			1,288	
Net interest rate spread			4.62%			4.70%
Net interest margin			5.06%			5.10%
RATIO OF AVERAGE INTEREST EARNING ASSETS TO AVERAGE INTERESTBEARING LIABILITIES			110.36%			111.45%

Liquidity

At June 30, 2002, our liquid assets were $11,771,000, or 15.38% of total assets as compared to $10,250,000, or 18.13% of total assets at June 30, 2001.

Capital Resources

At June 30, 2002 our total risk-based capital ratio was 10.2%, compared to 11.03% at June 30, 2001.

For the six month period ending June 30, 2002, Bancorp's Tier 1 capital was 9.54%, compared to the regulatory minimum of 6%. For the same six month period, Bancorp's total risk-based capital was 10.24% (regulatory minimum 10%) and its Tier 1 leverage ratio was 7.07% (regulatory minimum 5%).

Memorandum of Understanding

In March of 2002 we entered into an informal memorandum of understanding with the Federal Reserve to correct certain operational deficiencies relating to internal bookkeeping procedures. We have taken all required corrective action, including implementing management oversight protocols, and retaining outside auditors to review internal control procedures. As part of the memorandum, Bancorp is to maintain levels of capital as required by regulations applicable to bank holding companies. We expect this restriction to limit or preclude payment of cash dividends to shareholders until 2003.

Loan Policies and Portfolio

Net outstanding loans, excluding loans held-for-sale, totaled $55,226,000 at June 30, 2002, representing an increase of $13,047,000, or 30.93% compared to $42,179,000 as of June 30, 2001. Loan commitments increased to $8,543,000 as of June 30, 2002, representing an increase of $1,609,000 from the quarter ending June 30, 2001.

Our net loan portfolio, excluding loans held for sale, at June 30, 2002, includes loans secured by real estate (71.51% of total), commercial loans (15.70% of total), and consumer loans and overdraft accounts (12.79% of total). These percentages are generally consistent with previous reporting periods. Net loans represented approximately 72.16% of total assets as of June 30, 2002, compared to 74.62% of total assets as of June 30, 2001.

Loan Losses and Recoveries

As of June 30, 2002 and June 30, 2001, respectively, our ratio of the reserve for loan losses to total loans was .68% and .77%. For the same periods, the ratio of nonperforming loans to total loans was .07% and .10%, respectively, and net charge-offs were .09% and .08% of average loans.

The following table shows the allocation of the allowance for loan losses at June 30, 2002. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors which may affect future loan losses.

	As of June 30, 2002	
	Amount	**% of Total Loans**
Commercial	$100,000	1.15%
Real Estate Mortgage	168,000	.4%
Real Estate Construction	-0-	-0-
Consumer	115,000	1.63%
Unallocated	-0-	-0-
Total	$383,000	-

Deposits

The following table shows the average balances outstanding and average interest rates for each major category of deposits for the period shown. (Dollars in thousands).

	As of June 30, 2002	
	Average Rate (%)	**Average Balance**
Interest Bearing Demand	2.40%	$25,269
Money Market Accounts	2.82%	15,467
Savings Accounts	2.25%	7,768
Certificates of Deposit	4.03%	10,677
Total Interest Bearing Deposits	2.78%	59,181
Demand and Other Non-Interest Deposits	-	7,769
Total Average Deposits	2.46%	$66,950

BUSINESS

Home Valley Bank was chartered as a commercial bank in the State of Oregon in 1979, and began operations from a single office in Cave Junction. We opened a second branch in Grants Pass in 1994. As our business grew, we acquired land in Grants Pass for a third branch, which opened for business in 1998, the same year in which we formed Bancorp to become the holding company of Home Valley Bank.

Our business is to offer a full range of banking services to businesses, individuals and professionals in the communities we serve. We embrace the classic community bank philosophy: know your customers, know your community, and provide personal and responsive service. Within this framework, we offer competitive banking products, including deposit services and business and real estate loans.

Our Business Strategy

We focus on managing aggressive growth, without losing sight of our community bank traditions. While we work hard to prudently embrace the technological changes affecting our industry, we also strive to maintain our traditional branch feel, through personal service to the customer and flexible decision-making.

As a part of our growth plan, we built and opened our Towne Centre office in 1998. Since it opened, the Towne Centre office has brought in 75% of our new net growth in deposits.

Our strategic plan calls for meeting a growth target of $100 million in assets by year-end 2005, which if successful would represent an increase of $31.5 million in assets over December 31, 2001, and $27.1 million in assets over the quarter ending March 31, 2002.

Bancorp is eligible to become a financial holding company under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, but has no present plans to do so. Bancorp also maintains a separate corporate subsidiary named Valley Mortgage Funding Corporation. This subsidiary presently has no operations or business, and we have no plans to activate this subsidiary in the immediate future.

Competition

We compete with other commercial banks, and with savings and loan associations, credit unions, mortgage companies, insurance companies, investment banks, securities brokerages and other non-bank financial service providers. Banking in the State of Oregon has been substantially dominated by several very large banking institutions whose headquarters are not in Oregon. These include Wells Fargo Bank, US Bank, Key Bank, Washington Mutual Bank, and Bank of America. Together these large organizations hold a majority of the deposit and loan balances held by banks in the State of Oregon. We strive to offset some of the advantages of these larger competitors through superior relationship building with the customer, better service, quicker response to the customers' needs, and local decision-making. We rely on the fact that many businesses and individuals within small Oregon communities want to see their money stay within the local economy, rather than see it used to fund loans in distant places.

Properties

We have three full-service offices, each of which has an ATM machine, a conference room, drive through banking facilities, and safe deposit boxes. Our Grants Pass Towne Centre office, at 110 Southwest 4th Street in Grants Pass, is our newest building, built in 1998, and also the largest, with 7,000 square feet. This facility also houses the Bank's administrative offices. Our Parkway office, at 598 NE "F" Street in Grants Pass, was built in 1994, and has 4,000 square feet. Our Cave Junction office, at 103 S. Kerby Avenue, was built in 1980. It has 6,000 square feet, 5,000 of which are used for Bank branch operations, and 1,000 of which is leased to an Oregon state agency.

We recently acquired a 27,240 square foot parcel in the south Grants Pass area for a future branch facility. This area of Grants Pass is growing rapidly, is the focus of significant residential development, and is becoming a distinct business and professional district. There is no deadline for construction of this new facility.

Employees

At September 30, 2002 we had 43 full-time equivalent employees and four part-time employees. None of our employees are subject to a collective bargaining agreement, and we consider our relations with our employees to be excellent.

Legal Proceedings

In the normal course of our business, we are a party to various debtor-creditor legal actions. These include cases filed as a plaintiff in collection and foreclosure cases, and the enforcement of creditors' rights in bankruptcy proceedings. We are not presently aware of any pending or threatened claims against Bancorp that would have a material adverse affect on our operations or performance.

Home Valley Bank is a defendant in a pending case arising from a Bank customer's check which was returned for insufficient funds. The face amount of the claim is $50,000. In the opinion of legal counsel and of management, the likelihood of a material adverse outcome in this case is remote, and management therefore does not view the claim as material to Bancorp's operations or performance.

SUPERVISION AND REGULATION

Our business is subject to a high degree of regulation under state and federal law. Existing and future legislation and regulations may increase our cost of doing business, limit or expand permissible activities, or affect the competitive balance between banks and other financial and non-financial institutions. Proposals to change the laws and regulations governing the operation and taxation of banks and other financial institutions are frequently made in Congress, in the Oregon State Legislature, and before various bank regulatory agencies.

Federal Reserve Bank

Our earnings and growth, and our existing and future business activities, are affected by the fiscal and monetary policies of the Federal Government and its agencies. These include the Federal Reserve Board, which sets monetary policies intended to curb inflation and combat recession by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rates applicable to borrowings by banks from the Federal Reserve Bank.

The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and paid on deposits. As banking is a business which depends largely on interest rate differentials (in general, the difference between the interest rates received by the banks on loans extended to their customers and interest paid on customer deposits), the influence of economic conditions and monetary policies on interest rates will directly affect earnings. The nature and impact of any future changes in monetary policies cannot be predicted.

We must obtain Federal Reserve Board approval: (1) before acquiring direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such a bank; (2) before merging or consolidating with another bank holding company; and (3) before acquiring substantially all of the assets of any additional banks. The Company is required to file annual and quarterly reports and such other reports as may be required from time to time by the FRB. In addition, the FRB conducts periodic examinations of the Company.

Under FRB policy, a bank holding company is expected to act as a source of financial and managerial strength to, and commit resources to support, each of its subsidiaries. Any capital loans the Company makes to its subsidiary are subordinate to deposits and to certain other indebtedness of the subsidiary. The Crime Control Act of 1990 provides that, in the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment the bank holding company has made to a federal bank regulatory agency to maintain the capital of a subsidiary and this obligation will be entitled to a priority of payment.

In March of 2002 we entered into an informal memorandum of understanding with the Federal Reserve to correct certain operational deficiencies relating to internal bookkeeping procedures. We have taken all required corrective action. As part of the memorandum, Bancorp is to maintain levels of capital as required by regulations applicable to bank holding companies. We expect this restriction to limit or preclude payment of cash dividends to shareholders until 2003.

Deposit Insurance

Our deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF") administered by the FDIC. We are required to pay semi-annual deposit insurance premium assessments to the FDIC. Insurance premiums are generally subject to a risk-based insurance premium system under which banks are assessed insurance premiums based on how much risk they present to the BIF. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. The FDIC may also make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources, or for any other purpose the FDIC deems necessary. The premium range is $0.00 (subject to a $2,000 statutory minimum) to a high of $.27 per $100 of domestic deposits. Home Valley Bank's current premium rate is $.023 per $100 of domestic deposits.

Dividends

The principal source of Bancorp's cash revenues is dividends received from Home Valley Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends which would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Also, under the Oregon Bank Act, the Oregon Director of Banks may suspend the payment of dividends if it is determined that the payment would cause the bank's remaining stockholders' equity to be inadequate for the safe and sound operation of the bank.

Since its formation in 1998 as the holding company of Home Valley Bank, Bancorp has never paid cash dividends to its shareholders. Home Valley Bank has paid no dividends to its shareholders since 1994. Bancorp has no plans to pay cash dividends in the foreseeable future. In addition, Bancorp is presently subject to a regulatory restriction on cash dividends which we expect will limit or preclude payment of cash dividends to shareholders until 2003. This restriction is in place under a memorandum of understanding to maintain levels of capital as provided by regulatory capital minimums applicable to all bank holding companies.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities. The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum.

The current guidelines require all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 10%, of which at least 6% must be Tier 1 capital. Tier 1 capital for bank holding companies includes common shareholders' equity, qualifying perpetual preferred stock, if any, and minority interests in equity accounts of consolidated subsidiaries, less intangibles. Tier 2 capital includes: (i) the allowance for loan losses of up to 1.25% of risk-weighted assets; (ii) any qualifying perpetual preferred stock which exceeds the amount which may be included in Tier 1 capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities; and (vi) subordinated debt and intermediate term preferred stock. Total capital is the sum of Tier 1 and Tier 2 capital, less reciprocal holdings of other banking organizations, capital instruments, and investments in unconsolidated subsidiaries.

The assets of banks and bank holding companies receive risk-weights of 0%, 20%, 50%, and 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of, or obligations guaranteed by, the United States Treasury or agencies of the federal government, which have 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction related contingencies such as bid bonds, other standby letters of credit and undrawn commitments, including commercial credit lines with an initial maturity of more than one year, have a 50% conversion factor. Short-term, self-liquidating trade contingencies are converted at 20%, and short-term commitments have a 0% factor.

The Federal Reserve also employs a leverage ratio, which is Tier 1 capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 5%. However, for all but the most highly rated bank holding companies, and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%. Also, under regulations adopted by the FDIC, an institution is assigned to one of five capital categories, depending on its total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions.

For the period ending December 31, 2001, Bancorp's Tier 1 capital was 9.29%, compared to the regulatory minimum of 6%. For the same period, Bancorp's total risk-based capital was 10.02% (regulatory minimum 10%) and its Tier 1 leverage ratio was 7.06% (regulatory minimum 5%). For the six month period ending June 30, 2002, Bancorp's Tier 1 capital was 9.54%, compared to the regulatory minimum of 6%. For the same six month period, Bancorp's total risk-based capital was 10.24% (regulatory minimum 10%) and its Tier 1 leverage ratio was 7.07% (regulatory minimum 5%).

Community Reinvestment Act

The Community Reinvestment Act (the "CRA") requires that, in connection with examinations of financial institutions within their jurisdiction, the FRB or the FDIC evaluate the records of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. Those factors are also considered in evaluating mergers, acquisitions, and applications to open a branch of facility. Home Valley Bank received a satisfactory rating on its most recent CRA examination.

Oregon State Law Restrictions

As a corporation chartered under the laws of the State of Oregon, Bancorp is also subject to certain limitations and restrictions under applicable Oregon corporate law. These include limitations and restrictions relating to: indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Control Transactions

The federal Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FRB has been given 60 days prior written notice of the proposed acquisition, and within that time period, the FRB has not issued a notice disapproving the proposed acquisition, or extended for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the FRB issues written notice of its intent not to disapprove the action. Under a rebuttal resumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any "company" would be required to obtain the approval of the FRB under the BHCA before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares of the Company, or obtain control over the Company.

Gramm-Leach-Bliley Financial Services Modernization Act

The Gramm-Leach-Bliley Financial Services Modernization Act ("GLBA") became effective in 2000. This legislation establishes the legal and regulatory framework for banks to provide broad-based financial services to meet expanding customer needs. Three types of financial activities are permissible: those that are financial in nature; those that are incidental to financial activity; and those that are complimentary to financial activity.

The GLBA sets forth activities deemed financial in nature, such as lending, exchanging, transferring, investing for others, or safeguarding money or securities; insurance underwriting and sales (brokerage) activities; investment or economic advisory services; securitizations; securities underwriting and dealing activities; all "closely related to banking" activities previously approved for bank holding companies by the Federal Reserve Board; certain products offered overseas, such as travel agency services; and merchant banking/equity investment activities.

In general, these expanded powers are reserved to bank holding companies, known as financial holding companies, and banks, where all depository institutions affiliated with them are well capitalized, well managed based on applicable banking regulations, and meet specified Community Reinvestment Act ratings. GLBA authorizes the Federal Reserve Bank and the United States Treasury to determine what additional activities are permissible as financial in nature. Bank holding companies which do not qualify for FHC status are limited to non-banking activities deemed closely related to banking prior to GLBA.

To become an FHC, a declaration of intent to engage in activities permissible for a FHC must be filed with the Federal Reserve Bank certifying that all requirements for eligibility have been met. Bancorp has no present plans to become an FHC, or to expand into any of the activities approved under the GLBA, but may do so in the future.

Registration and Reporting Under the Securities Exchange Act of 1934

Bancorp is not presently subject to the registration and reporting requirements of the Securities Exchange Act of 1934. Bancorp may become subject to these requirements at some future date if, among other circumstances, the total number of holders of Bancorp's common stock exceeds 500.

Government Monetary Policies

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, through its open market operations in U.S. government securities, its control of the discount rate applicable to borrowings from the Federal Reserve, and its establishment of reserve requirements against certain deposits. The Federal Reserve also influences the growth of bank loans, investments and deposits, and affects interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on Bancorp cannot be predicted with certainty.

Changes in Banking Laws and Regulations

The laws and regulations that affect banks and bank holding companies are subject to significant changes. Bills are often introduced in the United States Congress that contain proposals to alter the structure, regulation, and competitive relationships of the nation's financial institutions. If enacted into law, these bills could have the effect of increasing or decreasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance among banks, savings associations, and other financial institutions. Such bills may affect federal deposit insurance, broaden the powers or the geographical range of operations of bank holding companies, and change the structure and jurisdiction of various financial institution regulatory agencies. Whether or in what form such legislation may be adopted, or the extent to which our business might be affected thereby, cannot be predicted with certainty.

MANAGEMENT

Information about our Directors

The directors who serve on our Board are grouped into three classes, which serve staggered three-year terms. There must be at least two members in each class. The Board must have at least six members, and no more than more than nineteen members in total. We presently have seven directors.

Ronald E. Brood, age 66, has been a director of since Bancorp's formation in 1998 and a member of the Board of Home Valley Bank since 1991. Mr. Brood is a past Chairman of the Home Valley Bank Board of Directors, a position he held from March of

1999 through March of 2002. Prior to his retirement, he served as an administrator for the Three Rivers School District. Mr. Brood is the Financial Secretary of Valley Evangelical Free Church. He has undergraduate and graduate degrees in education. His term as a director expires in the year 2004.

Robert W. Brownell, age 47, joined the Board in 1998, having been appointed by the Bancorp Board on July 14, 1998 to fill an open position. For the past 11 years he has been the owner of Brownell's Electric, a contracting company. Mr. Brownell is past president of the Grants Pass Rotary Club and is a director of Sparc Enterprises. He holds a degree in business administration from Principia College in Illinois. His term as a director expires in 2005.

Denver E. Huff, age 64, is the retired President of Home Valley Bank and the retired President and Chief Executive Officer of Bancorp. Mr. Huff has been a director of Bancorp since its formation in 1998 and a member of the Board of Home Valley Bank since 1983. He presently serves as the Chairman of the Salvation Army Advisory Board in Grants Pass, Oregon. His term as a director expires in the year 2004.

Jerry F. Miller, age 64, has been a director of Bancorp and its Chairman since its formation in 1998, and has been a director of Home Valley Bank since 1979. He has been the owner and operator of the Wild River restaurants and breweries in Cave Junction and Grants Pass for 26 years. Mr. Miller is also President of Good Shepard Lutheran Church in Cave Junction. His term as a director expires in 2005.

Dean G. Saxon, age 58, was appointed to the Board on November 14, 2001 to fill the Board position of Director Philip R. Killian, who resigned effective December 31, 2001. Mr. Saxon has been the owner of Dutch Boy Paint and Stuff, a Grants Pass retailer, for the last 20 years. He is a past Director of Stepping Stone Residential Services, Inc., a non-profit corporation which provides housing and assistance to the developmentally disabled. He is also a member of the Board of Directors of the Josephine County Homeowners Association. His term as a director expires in the year 2003.

Richard J. Ward, age 54, was appointed to the Board on November 14, 2001. For the past 28 years he has been the owner of Richard Ward Associates, a Grants Pass real estate development firm. He is also a director and shareholder of the Dutcher Creek Golf Course. Mr. Ward is a member of the School District 7 Board of Directors, having served as chairman from 1994 to 1996. He has also served on the City of Grants Pass Redevelopment Advisory Committee and its Annexation Task Force. He is a past member of the Southern Oregon Adolescent Study Center Board of Directors. He is the brother of Robert J. Ward, the Chief Executive Officer of Bancorp and the President and Chief Executive Officer of Home Valley Bank. His term as a director expires in 2005.

Robert J. Ward, age 47, is the Chief Executive Officer of Bancorp and the President and Chief Executive Officer of Home Valley Bank. Mr. Ward has been a director of Bancorp since its formation in 1998 and a member of the Board of Home

Valley Bank since 1996. He became President and Chief Executive Officer of Home Valley Bank in 1998, and President and Chief Executive Officer of Bancorp in 1998. Prior to becoming the Bank's President and Chief Executive Officer, he served as Executive Vice President of Home Valley Bank since 1988. For the period of May 1991 through June, 1993, simultaneously with his position at Home Valley Bank, he also served as Vice President and Chief Financial Officer of the Family Bank of Commerce in Grants Pass, Oregon. His term as a director expires in the year 2003.

Executive Officers of Bancorp and of Home Valley Bank

In addition to Robert J. Ward, President and Chief Executive Officer, Bancorp's other executive officer is Lauri A. Wilson, Vice President and Loan Administrator of Home Valley Bank and Vice President of Bancorp. Mr. Ward and Ms. Wilson are presently the only executive officers of Bancorp's banking subsidiary, Home Valley Bank.

Lauri A. Wilson, age 35, joined Home Valley Bank in 1995 as a residential mortgage underwriter. In 1997, she became vice president of Home Valley Bank. Ms. Wilson became an executive officer of the Bank, in charge of loan administration, in 1998. Ms. Wilson also became an executive officer of Bancorp, and Bancorp's secretary, in 1998.

Stock Ownership of Directors, Executive Officers and 5% Owners

The following table shows the ownership of Bancorp common stock, the only class of authorized and issued stock of Bancorp, beneficially owned as of September 30, 2002 by the directors and executive officers of Bancorp, and by the one non-management owner of more than 5% of the common stock, together with the percent of total shares owned by each based on total issued and outstanding shares of 611,845 as of September 30, 2002.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	% OF CLASS
Directors		
Ronald E. Brood	2,460	.04
Robert W. Brownell	18,939	3.09
Denver H. Huff	3,321	.54
Jerry F. Miller	34,397	5.62
Dean G. Saxon	89	.01
Richard J. Ward	5,014	.82
Robert J. Ward*	20,935	3.42
Executive officers (not included above)		
Laurie A. Wilson	0	0
All directors and executive officers as a group	85,155	13.91%
Non-Management 5% Owner		
Meyer Loving Trust**	40,009	6.54%
Total for Table	125,164	20.45%

**Note to Securities Ownership Table:* These figures include all shares exerciseable by options within 60 days of September 30, 2002. Share ownership totals include shares held individually, shares owned jointly with other persons including spouses, shares held in trust for the owner or for the owner's minor children, shares owned by other immediate family members and their spouses, and shares owned or controlled directly or indirectly by any of the above through partnerships or corporations. The total for Mr. Robert J. Ward includes 14,343 shares held in the Home Valley Bank 401(k), for which Mr. Ward serves as trustee and exercises voting power, and 6,000 shares covered by stock options which are presently exerciseable.

***Note Concerning Trust.* The trustee of the Meyer Loving Trust is Ora Mae Meyer. The beneficiaries of the Trust are Dr. Robert D. Meyer, Cynthia Mae Mobile, and Richard D. Meyer. The address of the Trust and of the beneficiaries is 580 West River Street Cave Junction, Oregon 97523.

Director Compensation

The directors of Bancorp also serve as directors of Home Valley Bank. Directors of Bancorp receive no separate compensation for their service on the Bancorp Board. Each director of Home Valley Bank received a director's fee of $350 per month in 2001, for a total of $4,200 per director. The same fees apply for 2002. Bancorp also reimburses its directors for reasonable expenses relating to Bancorp or Home Valley Bank business.

Executive Compensation

The following table shows the compensation awarded to, earned by, or paid to the named executives during the fiscal years shown. Mr. Ward and Ms. Wilson are presently the only executive officers of Bancorp and of its banking subsidiary, Home Valley Bank. No other officers or employees of Bancorp or the Bank received compensation in excess of $100,000 for these periods.

Summary Compensation Table

Name and Title	Year	Salary	Bonus	Long-Term Compensation* (# Shares Underlying Options)	All Other Compensation**
Robert J. Ward,	2001	$105,274	$12,500	-0-	$3,659
CEO and President	2000	$ 84,650	$10,340	-0-	$2,976
	1999	$ 82,775	$12,500	16,480	$2,984
Lauri A. Wilson,	2001	$ 76,800	$ 9,000	-0-	$2,700
Executive VP	2000	$ 74,400	$ 5,000	-0-	$2,508
	1999	$ 67,200	$ 4,000	6,592	$2,262

*Each of the named executives received option grants covering Bancorp common stock on July 27, 1999. On a stock dividend and split-adjusted basis, Mr. Ward received a grant covering 16,480 shares at an exercise price of $4.79 per share, and Ms. Wilson received a grant covering 6,592 shares at an exercise price of $4.79 per share.

**All such compensation consists of contributions made on behalf of the employee to Home Valley Bank's 401(K) Plan.

47

Option Exercises and Option Values as of September 1, 2002

The table below shows all option exercises by the named executive officers from the date of grant, July 27, 1999, through of September 30, 2002, and the number and value of options held by them as of September 30, 2002. Option values are determined by utilizing a share price of $7.00 per share. The table reflects stock dividends and the 2-for-1 stock split in Bancorp's common stock effective December 15, 2000.

Name and Title	Shares Acquired in Exercise	Value Realized	Number of Securities Underlying Unexercised Options at 09/30/02		Value of Unexercised In-The-Money Options at 09/30/02	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert J. Ward,* CEO and President	-0-	-0-	6,180	10,300	$43,260	$72,100
Lauri A. Wilson,** Executive VP	-0-	-0-	-0-	6,592	-0-	$46,144

*All options were originally granted to Mr. Ward on July 27, 1999. The unexercisable options are exercisable on the following schedule: 4,120 shares on or after July 27, 2004; 2,060 shares on or after July 27, 2005; 2,060 shares on or after July 27, 2006; 2,060 shares on or after July 27, 2007. Unexercised options expire on July 27, 2009. The split-adjusted exercise price for all Mr. Ward's options is $4.79 per share.

**All options were originally granted to Ms. Wilson on July 27, 1999. The unexercisable options are exercisable on the following schedule: 4,120 shares on or after July 27, 2004; 824 shares on or after July 27, 2005; 824 shares on or after July 27, 2006; 824 shares on or after July 27, 2007. Unexercised options expire on July 27, 2009. The split-adjusted exercise price for all of Ms. Wilson's options is $4.79 per share.

Certain Transactions with Related Parties

Some of our directors and officers and members of their immediate families and firms, and corporations with which they are associated, have been parties to transactions with Home Valley Bank, including borrowings and investments in time deposits. All such loans and investments in time deposits have been made in the ordinary course of business, have been made on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

As of December 31, 2001 the aggregate outstanding amount of all loans to officers and directors was approximately $789,000, which represented approximately 16.7% of our consolidated shareholders' equity at that date. For the interim period ending March 31, 2002, the aggregate amount of such loans was $1,228,000, represented approximately 23% of consolidated shareholders' equity at that date. All such loans are currently in good standing, and are being paid in accordance with their terms. The following are the specifically reportable transactions between Bancorp and its directors and officers:

Director Dean G. Saxon. Mr. Saxon is the borrower under two commercial lines of credit for the purpose of financing the construction and sale of residential housing, as well as an automobile, credit card and home loan from Home Valley Bank, as follows:

Date of Extension of Credit	Rate	Original Amount	Terms (Monthly)	Maturity Date	Balance (09/30/02)	Security
06/21/99	6.50%	$ 18,312	$434.00	06/15/03	$ 3,755	Auto
03/02/01	8.00%	250,000	int. only	03/15/03	14,755	Unsecured
03/02/01	13.5%	10,000	3% of bal.	n/a	0	Credit Card
06/26/02	8.00%	150,000	int. only	10/24/20	0	Unsecured
12/28/01	6.50%	110,000	$695.00	01/01/32	109,085	Real Estate

Director Denver E. Huff. Mr. Huff is the borrower under a home equity line of credit from Home Valley Bank in a maximum amount of $75,000. The initial loan date was May 9, 2001. The loan bears interest at a variable rate, currently at 6% per annum, and requires monthly payments of interest only until the maturity date of May 9, 2006. As of September 30, 2002, the balance on this credit facility was $67,556.00.

Director Jerry F. Miller. Mr. Miller is the borrower under a secured commercial real estate loan of September 12, 1996 in the original amount of $279,500.00. This loan presently bears interest at 8.5% per annum (variable rate), and requires monthly payments of $2,249.00 until the maturity date of September 1, 2011. The present balance on this loan is $247,701.00. Mr. Miller is also the borrower under a secured commercial real estate loan of February 10, 2000 in the original amount of $116,800.00. This loan bears interest at a fixed rate of 7.75% per annum, requires monthly payments of $882.00 until the maturity date of January 28, 2010, and has a present balance of $108,115.00. Finally, Mr. Miller is the obligor under an automobile loan of December 6, 1999 in the original amount of $31,260.00. This loan bears interest at a fixed rate of 6.5% per annum, requires monthly payments of $741.00 until the maturity date of December 6, 2003, and has a present balance of $10,659.00

Director, President and CEO Robert J. Ward. Mr. Ward is the obligor under an automobile loan of September 27, 1999 in the original amount of $16,450.00. This loan bears interest at a fixed rate of 7.5% per annum, requires monthly payments of $284.00 until the maturity date of September 7, 2005, and has a present balance of $9,149.00. Mr. Ward is also the borrower under a secured real estate loan of November 20, 2001 in the original amount of $84,015.00. This loan bears interest at 7.75% per annum, and requires monthly payments of $635.00 until the maturity date of November 16, 2006. The present balance on this loan is $82,855.00. Finally, Mr. Ward has an unsecured credit card from Home Valley Bank with a limit of $4,500.00. This card bears interest at 13.5% per annum. No balance was due on this card as of September 30, 2002.

Director Richard J. Ward. Mr. Ward is the obligor under an unsecured line of credit of March 22, 2000 in the original amount of $100,000.00. This loan bears interest at a fixed rate of 8.0% per annum, requires monthly payments of interest only until the maturity date of April 23, 2003, and has a present balance of $99,996.00. Mr. Ward is also a borrower under the following business loans:

Date of Extension of Credit	Rate	Original Amount	Terms (Monthly	Maturity Date	Balance (09/30/02)	Security
06/18/96	6.00%*	$415,000	$2,795.00	06/18/21	$376,061	Comm. R.E.
04/19/01	9.00%	23,335	484.00	04/19/06	17,734	Equipment
05/30/02	7.50%	350,000	3,696.00	06/01/14	345,866	Comm. R.E.

*Variable rate

As part of the Bancorp common stock repurchases totaling $121,000 which began in January of 2001 and ended January 3, 2002, Robert J. Ward, President and Chief Executive Officer of Bancorp and of Home Valley Bank, sold to Bancorp 764 shares of his Bancorp stock at a price of $7.00 per share on November 9, 2001. The value of the transaction was $5,348.00.

Stock Options

On April 13, 1999 Bancorp's shareholders approved the Home Valley Bancorp 1999 Incentive Stock Option Plan (the "Plan"). The Plan allows Bancorp to grant stock options to employees and directors of Bancorp and its subsidiaries, including Home Valley Bank. No more than 5% of Bancorp's issued and outstanding common stock may be issued in the form of stock options under the Plan.

The purpose of the Plan is to allow Bancorp and its subsidiaries to attract and retain experienced and able employees and to motivate these individuals to exert their best efforts for Bancorp and its shareholders. Stock-based compensation is a key tool for the retention of employees. Stock options have value only if Bancorp's stock price increases above the fair market value of the stock on the grant date and the employee remains on the job for the period required for the option to be exercised. In addition, stock options link the value of the grant to the value of Bancorp's stock. This aligns the interests of the recipient with the interests of all shareholders, providing an incentive for the recipient to maximize shareholder value.

The Plan permits two kinds of stock option grants, Incentive Stock Options as defined in the Internal Revenue Code of 1986, as amended, and Non-Statutory Stock Options. Each option grant must be specifically designated as either an Incentive Stock Option or a Non-Statutory Stock Option. The difference between the two types of stock options arises chiefly from the tax consequences associated with the option.

The Plan is administered by Bancorp's Board of Directors, which may adopt or amend rules and regulations for its administration, and which may delegate administration to a committee of the Board. The grant of stock options under the Plan are be at the complete discretion of Bancorp's Board, which has and shall retain the sole authority to grant options. The amount, terms and conditions of all option grants under the Plan are determined by the Board, subject to the limitations imposed by the Plan and by applicable law and regulation.

At the time an option grant is made under the Plan, the terms of the grant must specify the price at which the recipient of the option may exercise the option. To exercise an option means to purchase the stock at the exercise price. The Plan requires that the exercise price of all stock options approved for grant shall be the fair market value of Bancorp's common stock on the date of grant. Since Bancorp's common stock is infrequently traded and is not quoted on any established stock market or quotation system, the Board chooses and applies an appropriate valuation method at the time of grant, consistent with its fiduciary duties. In the event of a stock split, recapitalization or other similar event, the exercise price of outstanding options or rights already awarded are adjusted in order to prevent either the dilution or the enlargement of the benefit intended at the time of the original grant.

As of September 30, 2002 options covering a total of 23,061 shares of Bancorp's common stock had been granted to a total of two employees. All of these options are Incentive Stock Options. No outside directors received option grants. At September 30, 2002, 5% of the shares of Bancorp's issued and outstanding shares, the total available for grant under the Plan, amounted to 30,868 shares of common stock. After the foregoing grants, therefore, a total of 7,807 shares of common stock remained available for stock option grants as of September 30, 2002. The foregoing figures reflect adjustments for stock dividends and stock splits.

The following table shows the status of option grants under the Plan as of September 30, 2002:

Equity Compensation Plan Information

Plan Category	# of Securities to Be Issued on Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	# of Securities Remaining Available for Future Issuance Under Plan (Excluding Securities in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	23,061	$4.29	7,807
Equity Compensation Plans Not Approved by Security Holders	-0-	-0-	-0-

BANCORP'S COMMON STOCK

The only class of presently issued and outstanding equity securities of Bancorp is its common stock. Its total authorized shares are 1,520,000, no par value, of which 611,845 shares, held by 272 shareholders, were issued and outstanding as of September 30, 2002.

Bancorp's common stock is an equity security, and is not a savings account, deposit account or other obligation of a bank. Investments in Bancorp's common stock are not insured, backed or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

Holders of the stock have one vote for each share held of record on all matters submitted to a shareholder vote, and are entitled to receive ratably such dividends, if any, declared by the directors of Bancorp out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up, holders of the stock are entitled to share pro-rata in all assets remaining after payment of liabilities. Holders of the stock have no preemptive, subscription or redemption rights and no right to convert the stock into any other securities.

ADDITIONAL INFORMATION ABOUT THIS OFFERING

This Offering Circular constitutes the only sales material being used in the Offering. No person has been or is authorized to make any representations with respect to the Offering other than as set forth in this Offering Circular.

Potential subscribers may contact Bancorp to ask questions or request additional information about Bancorp. Please direct your inquiries to Robert J. Ward, President and Chief Executive Officer, Home Valley Bancorp, PO Box 817, Grants Pass, Oregon 97528, telephone (541) 955-7082.

Any person may read and copy the materials filed by Bancorp with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549, and any person may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

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HOME VALLEY BANCORP AND SUBSIDIARIES

2001 and 2000 Consolidated Financial Statements

DAVID CHRISTENSEN CPA & CONSULTANT, PLLC
Certified Public Accountant and Consultant
PO Box 730, Vancouver, WA 98606 • (360) 892-0800 • FAX (360) 604-4587

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors and Stockholders
Home Valley Bancorp and Subsidiaries
Grants Pass, Oregon

I have audited the accompanying consolidated balance sheets of Home Valley Bancorp and Subsidiaries as of December 31, 2001 and December 31, 2000, and the related consolidated statements of income, changes in stockholders' equity, and statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Valley Bancorp and Subsidiaries as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

David Christensen

David Christensen
Vancouver, Washington
February 11, 2002 except for footnotes
1, 4, 6 and 15 dated September 23, 2002

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In Thousands)

December 31, 2001 and 2000	**Home Valley Bancorp 2001**	**Home Valley Bancorp 2000**
ASSETS:		
Cash Equivalents-Cash and Due from Banks	2,401	$2,402
Fed Funds Sold	4,448	-
Total Cash Equivalents (Note 1)	6,849	2,402
Investment Securities (Notes 1 and 3)	6,235	6,933
Loans, Net (Notes 1, 4, and 13)	51,587	40,827
Bank Premises and Equipment, Net (Note 5)	2,117	2,127
Other Assets	1,758	1,043
Total Assets	**68,546**	**53,332**
LIABILITIES:		
Demand Deposits	7,438	6,099
Interest Bearing Deposits (Note 6)	56,263	41,829
Total Deposits (Note 13)	**63,701**	**47,928**
Other Liabilities	128	85
Short-term borrowings (Note 17)	-	1,100
Total Liabilities	**63,829**	**49,113**
SHAREHOLDERS' EQUITY:		
Common Stock, No Par Value, 1, 520,000 Shares Authorized, 612,740 and 613,294 Shares Issued and Outstanding at December 31, 2001 and December 31, 2000 (Note 10 and 11)	771	892
Surplus	2,180	2,061
Retained Earnings	1,800	1,280
Accumulated other comprehensive income (Note 16)	(34)	(14)
Shareholders' Equity (Note 11)	**4,717**	**4,219**
Total Liabilities and Shareholders' Equity	**68,546**	**53,332**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000 (In Thousands)

	Home Valley Bancorp	Home Valley Bancorp
INTEREST INCOME:	**2001**	**2000**
Interest and Fees on Loans	4,180	$3,434
Interest on Investments	248	526
Interest on Federal Funds Sold	178	23
Interest on Federal Reserve Bank Stock	6	6
Total Interest Income	**4,612**	**3,989**
INTEREST EXPENSE	1,816	1,608
NET INTEREST INCOME	2,796	2,381
PROVISION FOR POSSIBLE LOAN LOSSES (Notes 1 and 4)	105	35
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	**2,691**	**2,346**
OTHER OPERATING INCOME:		
Service Charges on Deposit Accounts	340	340
Other Operating Income	317	180
Total Other Operating Income	**657**	**520**
OTHER OPERATING EXPENSE:		
Salaries and Employee Benefits (Note 8)	1,331	1,185
Occupancy Expense	226	187
Other Operating Expenses	809	771
Total Other Operating Expense	**2,366**	**2,143**
INCOME BEFORE INCOME TAXES	**982**	**723**
PROVISION FOR INCOME TAXES (Notes 1 and 7)	343	220
NET INCOME (Note 16)	**639**	**503**
EARNINGS PER COMMON SHARE-BASIC (Notes 10 & 15)	**$1.04**	**$.82**
DILUTED	**1.03**	**.80**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

(In Thousands)	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE					
December 31, 1999	**925**	**2,061**	**777**	(162)	**3,601**
Stock Repurchase	(33)	-	-	-	(33)
Net Change in Comprehensive Income (Note 16)				148	148
Net Income for 2000	-		503	-	503
BALANCE					
December 31, 2000	**892**	**2,061**	**1,280**	**(14)**	**4,219**
Stock Dividend		119	**(119)**	-	-
Net Change in Comprehensive Income (Note 16)				(20)	(20)
Net Income for 2001	-	-	639	-	639
Stock Repurchase	(121)	-	-	-	(121)
BALANCE					
December 31, 2001	**771**	**2,180**	**1,800**	**(34)**	**4,717**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
INCREASE/DECREASE IN CASH AND CASH EQUIVANTS
For the Years Ended December 31, 2001 and 2000 **(In Thousands)**

Cash Flows from Operating Activities:	**2001**	**2000**
Interest and Fee Income	4,623	3,943
Service Charges and Other Income	657	541
Interest Paid	(1,613)	(1,595)
Cash Paid to Bank Suppliers and Staff	(2,457)	(2,047)
Income Taxes Paid	(427)	(252)
Net Cash Provided by Operating Activities	**1,087**	**590**
Cash Flows from Investing Activities:		
Purchase of Investments	(4,082)	(1,989)
Maturity and Sales of Securities	4,780	5,224
Net Increase in Loans	(10,787)	(8,893)
Purchase of Bank Premises and Equipment	(281)	(281)
Repurchase of Company Stock	(121)	(33)
Increase in other assets	(715)	-
Net Cash Used in Investing Activities	**(11,206)**	**(5,771)**
Cash Flows from Financing Activities:		
Net Increase/(Decrease) in Deposits	15,773	4,958
(Decrease)/Increase in Short Term Borrowings	(1,100)	1,100
Increase in Other Liabilities	23	-
Net Cash Provided by Financing Activities	**14,696**	**6,058**
Net Increase/Decrease in Cash and Cash Equivalents	**4,448**	**877**
Cash and Cash Equivalents at Beginning of Year	2,402	1,525
Cash and Cash Equivalents at End of Year	6,849	2,402
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	**639**	**503**
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization of Software	155	96
Provision for Possible Loan Losses	105	35
Change in Interest Receivable	11	(43)
Change in payables	(5)	13
Change in Prepaid Expenses and deferred assets	182	(64)
Total Adjustments	**448**	**87**
Net Cash Provided by Operating Activities	**1,087**	**590**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
(Dollars in thousands as noted)

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Home Valley Bancorp (HVB); an Oregon State bank holding company was formed on May 9, 1998. Home Valley Bank, the principal subsidiary of HVB, is an Oregon State commercial bank. The business of the Bank, which is focused in the southern area of Western Oregon, consists primarily of attracting deposits from the general public and originating loans. Although Home Valley Bank has a diversified loan portfolio and its market area currently enjoys a stable economic climate, a substantial portion of its borrowers' ability to repay their loans is dependent upon the economic conditions affecting this area related to the retail and service industries.

(b) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Home Valley Bancorp, and the wholly owned subsidiaries, Home Valley Bank and Valley Mortgage Funding Corporation. The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported periods. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and due from banks and federal funds sold, having original maturities of three months or less.

(d) Investment Securities

Investment securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value, and unrealized gains and losses (net of' related tax effects) are included in comprehensive income but excluded from earnings and are included in shareholders' equity. Upon realization, such gains and losses will be included in earnings using the specific identification method. Management determines the appropriate classification of investment securities as either available-for-sale, held-to-maturity, or held for trading at the purchase date.

(e) Loans Receivable, Net

Loans receivable, net, are stated at the unpaid principal balance, unearned discounts, net deferred loan origination fees, and the allowance for loan losses. Income on all loans is recognized on the interest method. Loans are placed on non-accrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected. Interest income on impaired loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant.

Loan fees and certain direct loan costs are deferred, and the net fee or cost is recognized in interest income using the interest method over the estimated life of the individual loan, adjusted for actual prepayments. Amortization of deferred loan origination fees are suspended during periods in which the related loan is on nonaccrual status. Short-term construction loans fees are recognized consistently at inception as the period of the loan, which is one year, or less.

(f) Allowance for Loan Losses

A valuation allowance for loans is based on management's estimate of the amount necessary to recognize possible losses inherent in the loan portfolio. In determining the level to be maintained, management evaluates many factors including the borrowers' ability to repay, the value of underlying collateral, historical loss experience, delinquency analysis, risk analysis by loan, and economic and market trends and conditions. In the opinion of management, the present allowance is adequate to absorb reasonably foreseeable loan losses.

A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due according to the original terms of the agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, based on the loan's observable market price or the fair value of collateral, if the loan is collateral dependent.

While management uses available information to recognize losses on these loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to make additions to the allowance based on their judgments about information available to them at the time of their examinations.

(g) Other Real Estate Owned

All real estate acquired in satisfaction of a loan is considered held for sale and reported as "other real estate owned. "Other Real estate owned is carried at the lower of cost or fair value less estimated cost of disposal.

(h) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation include buildings and building improvements, 15 to 40 years; land improvements, 10 to 25 years; and furniture, fixtures and equipment, 3 to 15 years.

(I) Federal Income Taxes

The Company files a consolidated federal income tax return. The Company's provision for income taxes is based upon taxes payable for the current year, as well as changes in deferred taxes during the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(j) Federal Reserve Stock

The Company's investment in Federal Reserve Bank (FRS) stock is carried at par value, which reasonably approximates its fair value. As a member of the Federal Reserve System, the Company is required to maintain a minimum level of investment in stock based on Capital and Surplus. At December 31, 2001, the Company's minimum required investment was approximately $108,200.

(l) Recently Issued. Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (Accounting for Derivative Instruments and Hedging Activities). The new Statement requires companies to report, among other things, the fair market value of derivatives on the balance sheet and record in income or other comprehensive income, as appropriate, any changes in the fair value of the derivative. FAS-133 became effective with respect to the Company on January 1, 2001. The company does not have any derivative instruments or conduct hedging activities.

(m) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential loans and commercial loans secured by real estate in the Josephine County area. Real estate prices in this market are stable at this time. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio may be susceptible to change in local market conditions in the future.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

(n) Advertising costs

The company expense advertising costs as incurred and does not capitalize costs as other assets. In 2001 and 2000, advertising costs are $46,503 and $56,428 respectively.

(0) Loss Contingencies

Certain conditions may exist as of the date the Financial Statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the

Company's Financial Statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

(p) Reclassifications of a General Nature

Certain amounts in the prior periods have been reclassified to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

(2) Restrictions on Cash Balances

The Company is required to maintain an average reserve with the Federal Reserve Bank or maintain such reserve balance in the form of cash. Holding cash and maintaining an average balance with the Federal Reserve Bank met the amount of required reserve balance in 2001 and 2000.

(3) INVESTMENT SECURITIES:

The book value and approximate market value of securities, and the unrealized gains and losses on these securities were as follows:

(in thousands)	***December 31, 2001***		
	Investment Securities-All Available-for-Sale		
	Book Value	**Market Value**	**Unrealized Gain (Loss)**
U.S. Treasury Securities	-	-	-
U.S. Agency Securities	3,579	3,573	(6)
Mortgage Backed Securities	485	487	2
Other Debt Securities	2,229	2,175	(54)
Equity Securities	-	-	-
	6,293	6,235	(58)

	December 31, 2000		
	Investment Securities-All Available-for-Sale		
	Book Value	**Market Value**	**Unrealized Gain (Loss)**
U.S. Treasury Securities	1,515	1,511	(4)
U.S. Agency Securities	3,466	3,435	(31)
Mortgage Backed Securities	769	793	24
Other Securities	930	918	(12)
Equity Securities	276	276	-
	6,956	6,933	(23)

As of December 31, 2001, securities carried at approximately $502,000 were pledged to secure public funds on deposit and for other purposes required by law.

The book value and approximate market value of securities summarized by their maturity dates were as follows:

(in thousands)	Dates of Maturities 2001			
	Available-for-Sale			
	Under 1 year	1-3 years	3-5 years	Over 5 Years
U.S. Treasury Securities				
Book Value	-	-	-	-
Market Value	-	-	-	-
U.S. Agency Securities				
Book Value	-	3,578	-	-
Market Value	-	3,572	-	-
Mortgage Backed Securities				
Book Value	-	484	-	-
Market Value	-	486	-	-
Other Securities				
Book Value	-	492	1,739	-
Market Value	-	478	1,699	-

In 2001 and 2000, the gross realized gains and losses on sales were $4,000 and $(18,273), respectively.

	Dates of Maturities 2000			
	Available-for-Sale			
	Under 1 year	1-3 years	3-5 years	Over 5 Years
U.S. Treasury Securities				
Book Value	$ 1,515	$ -	$ -	$ -
Market Value	1,511	-	-	-
U.S. Agency Securities				
Book Value	1,095	1,001	1,370	-
Market Value	1,093	978	1,364	-
Mortgage Backed Securities				
Book Value	-	-	769	-
Market Value	-	-	793	-
Other Securities				
Book Value	276	930	-	-
Market Value	276	918	-	-

(4) LOANS AND RESERVE FOR POSSIBLE LOAN LOSSES:

The loan portfolio consisted of the following:

	(In Thousands) December 31, 2001	2000
Real Estate Loans	34,255	28,676
Commercial and Industrial Loans	9,400	6,459
Consumer Loans	8,518	6,021
Other Loans	153	13
	52,326	41,169
Less: Unearned Loan Fees	-	-
Less: Reserve for Possible Loan Losses	(369)	(342)
Net Loans	**51,957**	**40,827**

As of December 31, 2001 and 2000, the Bank had loans to persons serving as directors, officers, and entities related to such individuals aggregating $789,000 and $666,000 respectively. Loans held for resale at December 31, 2001 and 2000 totaled $2,054,000 and $361,000 respectively.

The following is an analysis of the changes in the reserve for possible loan losses (in thousands):

	December 31, 2001	2000
Beginning Balance	342	352
Provision for Possible Loan Losses (Note 1)	105	35
Recoveries	35	8
Losses	(113)	(53)
Ending Balance	369	342

The following table shows the allocation of the allowance for loan losses at December 31, 2001 and 2000. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors, which may affect future loan losses in the categories of loans shown (in thousands).

As of December 31,	**2001**		**2000**	
Balance applicable to:	Amount	**% of Loans**	Amount	**% of Loans**
Commercial	$100	1.06%	$100	1.54%
Real estate mortgage	159	.46	132	.46
Real estate construction	-	-	-	-
Consumer	110	1.29	110	1.83
Unallocated				
Total	369		342	

Non-Performing Loans (in thousands):

	December 31, 2001	2000
Loans 90 days or more past due	8	-
and still accruing interest	-	-
Non-Accrual loans	47	-
	55	-

Accrued interest on non-accrual problem loans 90 days past due would have been $4,700 at December 31, 2001. There were no impaired loans.

(5) BANK PREMISES AND EQUIPMENT:

Bank premises and equipment consisted of the following:

	(in thousands) December 31, 2001	2000
Land and Buildings	2,213	2,194
Equipment & Furniture	938	852
	3,151	3,046
Less: Accumulated Depreciation	(1,034)	(919)
Total	2,117	2,127

The provision for depreciation is computed using the straight-line and totaled $119,631 in 2001 and $96,000 in 2000.

(6) DEPOSITS:

Interest bearing deposits consisted of the following:

	(in thousands) December 31, 2001	2000
Money market deposit accounts	12,472	9,008
Other savings accounts	6,886	3,810
Time deposit accounts less than $100,000	11,857	11,969
Time deposits accounts more than $100,000	3,608	2,320
Now accounts	21,440	14,722
Total	56,263	41,829

The maturities of interest bearing certificates of deposit are as follows:

	(in thousands) December 31, 2001	2000
Less than $100,000:		
Less than 1 year	9,303	10,221
Greater than 1 year and less than 3 years	2,185	1,459
Greater than 3 years	369	289
Greater than $100,000:		
Less than 1 year	3,063	1,933
Greater than 1 year and less than 3 years	445	100
Greater than 3 years	100	287

(6) DEPOSITS (continued):

The following table sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits. (Dollars In thousands)

	Year Ended December 31,			
	2001		2000	
	Average Balance	Average Rate %	Average Balance	Average Rate %
Interest bearing demand	$17,487	2.45%	$14,548	2.53%
Money market accounts	9,898	3.42	9,083	3.81
Savings accounts	4,489	2.93	3.993	2.84
Certificates of deposit	17,052	5.35	14,108	5.42
Total interest bearing deposits	40,926	3.70	41,732	3.81
Demand and other noninterest bearing deposits	7,026	-	6.368	-
Total average Deposits	$55,952	3.24%	$48,100	3.31%

(7) INCOME TAXES:

The income tax provision consisted of the following:

	(in thousands) December 31, 2001	2000
Currently Payable:		
Federal	353	212
State	74	44
Deferred Tax Expense/(Benefit)	(84)	(36)
Total	343	220

The net deferred tax asset on the balance sheet at December 31, 2001 and 2000 consists of the following:

	(In thousands) December 31, 2001	2000
Deferred Tax Assets	282	198
Deferred Tax Liabilities	-	-
	282	198

(7) INCOME TAXES (continued):

The following table presents major components of the net deferred federal income tax asset resulting from differences between financial reporting and tax bases:

	(In Thousands) December 31, 2001	2000
Differences in accounting for loan losses	148	86
Differences in accounting for compensation	23	26
Differences in accounting for investment income	78	76
Other	33	10
	282	198

The provision for federal income taxes differs from that computed by applying statutory rates to income before federal income tax expense, as indicated in the following analysis.

	(In Thousands) December 31, 2001	2000
Federal statutory income tax rate	345	250
Tax exempt interest	(5)	(2)
Effect of state income taxes	(25)	(20)
Other	18	(8)
TOTAL	343	220

There was no valuation allowance for deferred tax assets as of December 31, 2001 and 2000. The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets. Management believes it is more likely than not that the deferred tax asset of $282,000 and $198,000 at December 31, 2001 and 2000, respectively, will be realized principally through reversals of existing taxable temporary differences and future taxable income.

(8) EMPLOYEE BENEFIT PLANS:

In November 1992, Home Valley Bank instituted a defined contribution profit sharing plan. All employees are eligible to participate once they meet the requirements for hours worked per year and length of service. Contributions are determined annually by the Board of Directors, and were $18,540 in 2001 and $19,094 in 2000. The 401K Pension Plan for the Company allows both employer and employee contributions.

(9) COMMITMENTS:

In the normal course of business, the Bank enters into financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These instruments, which include commitments to extend credit and standby letters of credit, involve varying degrees of credit and interest rate risk that are not reflected in the financial statements. These instruments generally have fixed expiration dates and do not necessarily represent future cash requirements since they often expire without being drawn upon. The Bank's criteria for issuing such instruments are the same as those for loans made in the normal course of business.

Those financial instruments, whose contract amounts represent the maximum credit risk, were as follows:

	(In Thousands) December 31, 2001	2000
Loan Commitments	7,914	6,497
Standby Letters of Credit	186	96

(10) EARNINGS PER SHARE:
Net income per share is based upon the weighted average number of shares outstanding during each period and adjusted retroactively to reflect stock splits and stock dividends. The adjusted weighted average number of outstanding shares was 612,740 and 616,460 in 2001 and 2000, respectively, due to a two-for one stock split in 2000, and stock dividends in 2001, 2000 and 1999. The weighted average number of shares increased 7,600 per Financial Accounting Standard 128 for diluted earnings per share. Stock options granted are considered to be outstanding as of grant date even though their exercise may be contingent upon vesting. The Company uses the treasury stock method for calculation of stock equivalents.

(11) SHAREHOLDERS' EQUITY:
In 2000, the board of directors approved a two-for-one stock split of the Corporation's common stock. Shareholders' equity, common stock, and stock option activity for all periods presented have been restated to give retroactive recognition to the stock split and stock dividends. In addition, all references in the financial statements and notes to financial statements, to weighted average number of shares, per share amounts of the Company's common stock and stock options have been restated to give retroactive recognition to the stock split and stock dividends.

(12) REGULATORY CAPITAL MATTERS:
The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank (FRB). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that if undertaken, could have a direct material affect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines involving quantitative measures of the bank assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulation), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2000, the most recent notification to the FRB; the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

	Home Valley Bank Actual		For Capital Adequacy Purposes and to be Well Capitalized under Prompt Corrective Action Provisions	
As of December 31, 2001:				
Total Risk-Based Capital (to Risk-Weighted Assets)	**5,102**	**10.02%**	≥5,092	≥10%
Tier 1 Capital (to Risk-Weighted Assets)	**4,733**	**9.29%**	≥3,055	≥6%
Tier 1 Capital (To average Total Assets)	**4,733**	**7.06%**	≥3,351	≥5%

	Home Valley Bank Actual		For Capital Adequacy Purposes and to be Well Capitalized under Prompt Corrective Action Provisions	
As of December 31, 2000:				
Total Risk-Based Capital (to Risk-Weighted Assets)	**4,479**	**10.96%**	≥ 4,083	≥ 10%
Tier 1 Capital (to Risk-Weighted Assets)	**4,137**	**10.12%**	≥ 2,450	≥ 6%
Tier 1 Capital (To average Total Assets)	**4,137**	**7.71%**	≥ 2,662	≥ 5%

(13) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:
Financial accounting standards require disclosure in the footnotes to the financial statement information about the fair value of financial instruments. The following methods and assumptions were used to estimate the fair value of financial instruments:

Investment Securities
For U.S. Treasury and U.S. Government Agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, the value is estimated using quoted market prices for similar securities.

Loans
The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of the future cash flows expected to be received by the various homogeneous categories of loans.

Deposits
The fair value of demand deposits, savings deposits, savings accounts and NOW accounts is defined as the amount payable on demand at year-end. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits, or current market value.

Commitments to Extend Credit and Standby Letters of Credit
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the parties involved.

The estimated fair values of Home Valley Bank financial instruments are as follows:

(in thousands)	December 31, 2001 Carrying Amount	December 31, 2001 Fair Value
Financial Assets		
Cash and due from banks	2,401	2,401
Investment securities	6,293	6,235
Loans, gross	51,956	51,956
Financial Liabilities		
Interest Bearing Deposits	56,263	56,263
Unrecognized Financial Instruments		
Commitments to extend credit	7,914	7,914
Standby letters of credit	186	186

(in thousands)	December 31, 2000 Carrying Amount	December 31, 2000 Fair Value
Financial Assets		
Cash and due from banks	2,402	2,402
Investment securities	6,596	6,933
Loans, gross	41,169	41,039
Financial Liabilities		
Certificates of deposit	41,829	42,168
Unrecognized Financial Instruments		
Commitments to extend credit	6,497	6,497
Standby letters of credit	96	96

(14) Home Valley Bancorp Information: Parent Company Only

The summarized condensed financial information for Home Valley Bancorp (parent company only) as of and for the year ended December 31, 2001 and 2000 (in thousands).

Home Valley Bancorp (Only)
Condensed Statement of Condition:

ASSETS:	2001	2000
Cash	4	89
Investment In Home Valley Bank	4,699	4,123
Formation Expense Capitalization	6	8
Investment In Valley Mortgage	2	2
Other Assets	6	6
TOTAL ASSETS	4,717	4,228

EQUITY:	2001	2000
Common Stock and Surplus	2,832	2,962
Retained Earnings	1,919	1,280
Unrealized Loss on AFS Securities	(34)	(14)
TOTAL EQUITY	4,717	4,228

Condensed Statements of Income:	2001	2000
Non interest expense	(19)	(11)
Income tax benefit	7	-
Loss before undistributed earnings-subsidiary	(12)	(11)
Undistributed earnings of subsidiary	651	514
Net income	639	503

Condensed Statements of Cash Flows:	2001	2000
Operating activities:		
Net income	639	503
Adjustments to reconcile net income to cash used:		
Undistributed income of bank subsidiary	(651)	(514)
Amortization and other	(8)	2
Dividends from bank subsidiary	55	120
Net cash from operating activities:	35	111
Investing Activities:		
Stock repurchase	(121)	(33)
Decrease in cash and cash equivalents	(85)	88
Cash and cash equivalents at beginning of year	89	1
Cash and cash equivalents at end of year	4	89

(15) Incentive Stock Option Plans:

In 1999, the Board approved a nontransferable Incentive Stock Option Plan for Key Officers approved by the Shareholders. The compensatory plan allows the Board to make grants of incentive and non-statutory stock options. The plan allows the Board of Directors to grant stock options up to 30,868 shares at a price of $4.79 per share or more on grant date. The grant date is July 27, 1999. The options are scheduled to vest from 5 to 8 years from the grant date and expire in 10 years from the vesting date. The vesting date and exercise date can be accelerated under specified circumstances of termination or change in control of the company but must be exercised within 90 days of such an event. The stock options will not affect the change in the capital structure of the company including the merger of sale of assets.

Under APB 25, the company expenses stock option compensation using the Intrinsic Value Method over the estimated period of employment of the key officers. The measurement date is considered the date the options are granted with consideration of the weighted average fair values of the stock extended over the vesting schedule. In the event the options do not vest, the reduction to stock option expense will be adjusted.

The pro-forma net income impact under financial accounting Standards Board Statement No. 123 is not material and the expense is already included in operating results.

The vesting schedule is as follows with a grant date of July 27, 1999:

5 years from the grant date	14,413 shares
6 years from the grant date	2,883 shares
7 years from the grant date	2,883 shares
8 years from the grant date	2,883 shares
Total	23,061 shares

	Number of Shares
Outstanding at December 31, 2001	-
Granted	23,061
Exercised	-
Cancelled	-
	23,061
Options exercisable at June 30, 2002	23,061

The following tables summarize information about stock options outstanding and exercisable at June 30, 2002:

	Stock Options Outstanding		
Exercise Price	*Number of Shares Outstanding*	*Weighted Average Remaining Contractual Life in Years*	*Weighted Average Stock Fair Value*
$4.79	-	7.50	$ 8.00

(16) Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles are excluded from net income. For the Company, such items consist primarily of unrealized gains and losses on marketable equity investments. The changes in the components of other comprehensive income (loss) are as follows:

	Years ended December 31, (In Thousands)			
	2001		**2000**	
	Pre-Tax Amount	Tax Expense Credit	Pre-Tax Amount	Tax Expense Credit
Unrealized gain (loss) on securities	(34)	14	248	100

(17) Litigation

The Bank is a defendant in a case entitled *Siskiypu Evergreen v. Home Valley Bank.* The case arose from a claim by Siskiyou Evergreen, a bank customer, that Home Valley bank guaranteed funds on a $50,000 returned NSF check that was charged back against the customers account. Home Valley Bank has filed a third party complaint against Bank of America for various failures to comply with banking laws and for negligence on holding the check for three months.
The Bank believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion, and the opinion of legal counsel, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the Financial Statements.

(18) Key Man Insurance

The Bank invested in an insurance-based investment with Key-Man life insurance on the Chief Executive Officer. The investment provides tax-deferred earnings.

(19) Dividend Restriction:

The company has a current restriction on paying dividends. Management estimates that this restriction will be resolved within the one to two years. However, future dividends will be dependent on earnings, capital growth and other factors.

(20) Management Opinion of Financial Results:

In the opinion of management of the Company, all adjustments for a fair statement of results for the periods ending December 31, 2001 and 2000 are included in the financial statements and notes.

HOME VALLEY BANCORP AND SUBSIDIARIES

Consolidated Financial Statements

As of June 30, 2002

And for the 6 Month Interim Period

Ending June 30, 2002

DAVID CHRISTENSEN CPA & CONSULTANT, PLLC
Certified Public Accountant and Consultant

PO Box 730, Vancouver, WA 98606 • (360) 892-0800 • FAX (360) 604-4587

ACCOUNTANT'S REPORT ON INTERIM FINANCIAL INFORMATION

Home Valley Bancorp and Subsidiaries
Grants Pass, Oregon

Stockholders and Board of Directors:

I have reviewed the accompanying Consolidated Balance Sheet, Statement of Income, Cash Flows and Changes in Shareholders Equity of Home Valley Bancorp and subsidiaries as of June 30, 2002 and for six-month period then ended. These financial statements and notes are the responsibility of the company's management.

I conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements and notes for them to be in conformity with generally accepted accounting principles.

David Christensen

November 3, 2002

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (In Thousands)

	2002
	June 30,
ASSETS:	
Cash Equivalents-Cash and Due from Banks	$4,434
Fed Funds Sold	7,132
Total Cash Equivalents (Note 1)	11,566
Investment Securities (Notes 1 and 3)	4,252
Loans, Net (Notes 1, 4, and 13)	56,316
Bank Premises and Equipment, Net (Note 5)	2,491
Other Real Estate Owned (Note 1)	-
Other Assets	1,910
Total Assets	**76,535**
LIABILITIES:	
Demand Deposits	8,893
Interest Bearing Deposits (Note 6)	62,429
Total Deposits (Note 13)	**$71,322**
Other Liabilities	91
Short-term borrowings (Note 17)	
Total Liabilities	**$71,413**
SHAREHOLDERS' EQUITY:	
Common Stock, No Par Value, 1, 520,000 Shares Authorized, 611,845 Shares Issued and Outstanding at June 30, 2002 (Notes 10 and 11)	765
Surplus	2,180
Retained Earnings	2,173
Accumulated other comprehensive income (Note 16)	4
Shareholders' Equity (Note 11 and 20)	**$5,122**
Total Liabilities and Shareholders' Equity	**$76,535**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the 6 Month Period Ending June 30, 2002 (In Thousands)

		June 30, 2002
INTEREST INCOME:		
Interest and Fees on Loans		2,241
Interest on Investments		130
Interest on Federal Funds Sold		40
Interest on Deposits		52
Total Interest Income		**2,463**
INTEREST EXPENSE		817
NET INTEREST INCOME		1,646
PROVISION FOR POSSIBLE LOAN LOSSES (Notes 1 and 4)		60
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES		**1,586**
OTHER OPERATING INCOME:		
Service Charges on Deposit Accounts		182
Other Operating Income		194
Total Other Operating Income		**376**
OTHER OPERATING EXPENSE:		
Salaries and Employee Benefits (Note 8)		731
Occupancy Expense		131
Other Operating and Holding Company Expenses		492
Total Other Operating Expense		**1,354**
INCOME BEFORE INCOME TAXES		**608**
PROVISION FOR INCOME TAXES (Notes 1 and 7)		235
NET INCOME (Notes 5, 16 and 19)		**373**
EARNINGS PER COMMON SHARE	**BASIC** (Notes 10 & 15)	**$.61**
(6 month interim period)	**DILUTED**	**$.59**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Period Ended June 30, 2002 and the Year Ended and 2001 (in Thousands):

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE					
December 31, 2001	**771**	**2,180**	**1,800**	**(34)**	**4,717**
Stock Repurchase	(6)				(6)
Net Income for the 6-months ending June 30, 2002			373		373
Net Change in Comprehensive Income				38	38
BALANCE					
June 30, 2002 (Note 20)	**765**	**2,180**	**2,173**	**4**	**5,122**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
INCREASE/DECREASE IN CASH AND CASH EQUIVANTS
For the 6 Month Period ended June 30, 2002 (In Thousands)

Cash Flows from Operating Activities:	**June 31, 2002**
Interest and Fee Income	2,463
Service Charges and Other Income	376
Interest Paid	(817)
Cash Paid to Bank Suppliers and Staff	(1,354)
Income Taxes Paid	(238)
Net Cash Provided by Operating Activities	**430**
Cash Flows from Investing Activities:	
Purchase of Investments	(4,240)
Maturity and Sales of Securities	6,270
Net Increase in Loans	(4,729)
Purchase of Bank Premises and Equipment	(430)
Repurchase of Company Stock	(6)
Increase in other assets	(162)
Net Cash Used in Investing Activities	**(3,297)**
Cash Flows from Financing Activities:	
Net Increase/(Decrease) in Deposits	7621
Decrease in Other Liabilities	(37)
Net Cash Provided by Financing Activities	**7,584**
Net Increase/Decrease in Cash and Cash Equivalents	**4,717**
Cash and Cash Equivalents at Beginning of Year	6,849
Cash and Cash Equivalents at End of Year	11,566

Net Income	**373**
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization of Software	67
Provision for Possible Loan Losses	60
Change in Interest Receivable	(49)
Change in payables	20
Change in Prepaid Expenses and deferred assets	(41)
Total Adjustments	**57**
Net Cash Provided by Operating Activities	**430**

The accompanying notes are an integral part of these statements.

HOME VALLEY BANCORP
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002
(Dollars in thousands as noted)

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Home Valley Bancorp (HVB); an Oregon State bank holding company was formed on May 9, 1998. Home Valley Bank, the principal subsidiary of HVB, is an Oregon State commercial bank. The business of the Bank, which is focused in the southern area of Western Oregon, consists primarily of attracting deposits from the general public and originating loans. Although Home Valley Bank has a diversified loan portfolio and its market area currently enjoys a stable economic climate, a substantial portion of its borrowers' ability to repay their loans is dependent upon the economic conditions affecting this area related to the retail and service industries.

(b) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Home Valley Bancorp, and the wholly owned subsidiaries, Home Valley Bank and Valley Mortgage Funding Corporation. The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported periods. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and due from banks and federal funds sold, having original maturities of three months or less.

(d) Investment Securities

Investment securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are included in comprehensive income but excluded from earnings and are included in shareholders' equity. Upon realization, such gains and losses will be included in earnings using the specific identification method. Management determines the appropriate classification of investment securities as either available-for-sale, held-to-maturity, or held for trading at the purchase date.

(e) Loans Receivable, Net

Loans receivable, net, are stated at the unpaid principal balance, unearned discounts, net deferred loan origination fees, and the allowance for loan losses. Income on all loans is recognized on the interest method. Loans are placed on non-accrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected. Interest income on impaired loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant.

Loan fees and certain direct loan costs are deferred, and the net fee or cost is recognized in interest income using the interest method over the estimated life of the individual loan, adjusted for actual prepayments. Amortizations of deferred loan origination fees are suspended during periods in which the related loan is on nonaccrual status. Short-term construction loans fees are recognized consistently at inception as the period of the loan, which is one year, or less.

(f) Allowance for Loan Losses and Impaired Loans

A valuation allowance for loans is based on management's estimate of the amount necessary to recognize possible losses inherent in the loan portfolio. In determining the level to be maintained, management evaluates many factors including the borrowers' ability to repay, the value of underlying collateral, historical loss experience, delinquency analysis, risk analysis by loan, and economic and market trends and conditions. In the opinion of management, the present allowance is adequate to absorb reasonably foreseeable loan losses.

A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due according to the original terms of the agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, based on the loan's observable market price or the fair value of collateral, if the loan is collateral dependent. The Company policy for interest recognition of interest income on impaired loans is based on collection of cash payments .

While management uses available information to recognize losses on these loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to make additions to the allowance based on their judgments about information available to them at the time of their examinations.

(g) Other Real Estate Owned

All real estate acquired in satisfaction of a loan is considered held for sale and reported as "other real estate owned. "Other Real estate owned is carried at the lower of cost or fair value less estimated cost of disposal.

(h) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation include buildings and building improvements, 15 to 40 years; land improvements, 10 to 25 years; and furniture, fixtures and equipment, 3 to 15 years.

(i) Federal Income Taxes

The Company files a consolidated federal income tax return. The Company's provision for income taxes is based upon taxes payable for the current year, as well as changes in deferred taxes during the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(j) Federal Reserve Stock

The Company's investment in Federal Reserve Bank (FRS) stock is carried at par value, which reasonably approximates its fair value. As a member of the Federal Reserve System, the Company is required to maintain a minimum level of investment in stock based on Capital and Surplus. At June 30, 2002, the Company's minimum required investment was approximately $108,000.

(k) Recently Issued. Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Statement No. 133 (Accounting for Derivative Instruments and Hedging Activities). The new Statement requires companies to report, among other things, the fair market value of derivatives on the balance sheet and record in income or other comprehensive income, as appropriate, any changes in the fair value of the derivative. FAS-133 became effective with respect to the Company on January 1, 2001. The company does not have any derivative instruments or conduct hedging activities.

(l) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential loans and commercial loans secured by real estate in the Josephine County area. Real estate prices in this market are stable at this time. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio may be susceptible to change in local market conditions in the future.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

(m) Advertising costs

The company expense advertising costs as incurred and does not capitalize costs as other assets. In the 6-month period ending June 30, 2002 advertising costs were $16,847.

(n) Loss Contingencies

Certain conditions may exist as of the date the Financial Statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's Financial Statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

(o) Reclassifications of a General Nature

Certain amounts in the prior periods have been reclassified to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

(2) Restrictions on Cash Balances

The Company is required to maintain an average reserve with the Federal Reserve Bank or maintain such reserve balance in the form of cash. Holding cash and maintaining an average balance with the Federal Reserve Bank met the amount of required reserve balance in 2002.

(3) INVESTMENT SECURITIES:
The book value and approximate market value of securities, and the unrealized gains and losses on these securities were as follows (in thousands):

June 30, 2002
Investment
Securities-All
Available-for-Sale

	Book Value	Market Value	Net Unrealized Gain (Loss)
U.S. Treasury Securities	3,299	3,307	8
U.S. Agency Securities	-	-	
Mortgage Backed Securities	282	288	6
Other Debt Securities	252	240	(12)
Securities issued by states	415	417	2
Equity Securities	319	319	-

As of June 30, 2002 securities carried at approximately $500,000 were pledged to secure public funds on deposit and for other purposes required by law.

The book value and approximate market value of securities summarized by their maturity dates were as follows(in thousands):

	Dates of Maturities June 30, 2002 *Available-for-Sale*			
	Under 1 year	**1-3 years**	**3-5 years**	**Over 5 Years**
U.S. Treasury Securities				
Book Value	204	3,095	-	-
Market Value	205	3,102	-	-
U.S. Agency Securities				
Book Value	-	-	-	-
Market Value	-	-	-	-
Mortgage Backed Securities				
Book Value	-	282	-	-
Market Value	-	288		-
Other Securities				
Book Value	-	252	415	316
Market Value	-	240	417	316

The gross realized gains and (losses) on sales were $20,000 as of June 30, 2002.

(4) LOANS AND RESERVE FOR POSSIBLE LOAN LOSSES:

The loan portfolio consisted of the following (in Thousands):

	June 30, 2002
Real Estate Loans	42,438
Commercial and Industrial Loans	8,671
Consumer Loans	5,498
Other Loans	92
	56,699
Less: Unearned Loan Fees	
Less: Reserve for Possible Loan Losses	(383)
Net Loans	**56,316**

The bank performs a quarterly evaluation of unearned loan fees and loan costs. Historically, the direct loan costs have approximated the amount of the loan fee, and therefore management has elected to expense loan costs as incurred and recognize loan fees as income when the loan is booked. There are no accounts for unearned loan fees or unamortized loan costs.

As of June 30, 2002 the Bank had loans to persons serving as directors, officers, and entities related to such individuals aggregating $1,289,000. Loans held for resale at June 30, 2002 and totaled $1,473,000.

The following is an analysis of the changes in the reserve for possible loan losses for the 6-months ended June 30, 2002 (in thousands):

	June 30, 2002
Beginning Balance December 31, 2001	369
Provision for Possible Loan Losses (Note 1)	60
Recoveries	2
Losses	(48)
Ending Balance	383

Non-Performing Loans (in thousands):

	June 30, 2002
Loans 90 days or more past due and still accruing interest	20
Non-Accrual loans	30

There were no impaired loans in the period ending June 30, 2002.
Interest on problem loans on non-accrual would have been $2,300 in the period ending June 30, 2002.

Allocation of Reserve for possible loan losses:

The following table shows the allocation of the allowance for loan losses at June 30, 2002. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors, which may affect future loan losses in the categories of loans shown (in thousands).

Balance applicable to loan category:	**June 30, 2002**	
	Amount	**% of Loans**
Commercial	$100	1.15%
Real estate mortgage	168	.4%
Real estate construction	-	-
Consumer	115	2.09%
Total	$383	

(5) BANK PREMISES AND EQUIPMENT:
Bank premises and equipment consisted of the following (in thousands):

	June 30, 2002
Land and Buildings	2,507
Equipment & Furniture	1,115
	3,622
Less: Accumulated Depreciation	(1,131)
Total	2,491

The provision for depreciation is computed using the straight-line method and totaled $67,000 for the 6-month and ending June 30, 2002.

Subsequent Event:
The Bank will be opening a new branch in 2003 and remodeling the main office. The depreciation costs are expected to increase based upon this expansion.

(6) DEPOSITS:
Interest bearing deposits consisted of the following (in thousands):

	June 30, 2002
Money market deposit accounts	18,369
Other savings accounts	7,646
Time deposit accounts less than $100,000	6,949
Time deposits accounts more than $100,000	2,100
Now accounts	27,365
Total	62,429

The maturities of interest bearing certificates of deposit are as follows (in thousands):

	June 30, 2002
Less than $100,000:	
Less than 1 year	5,035
Greater than 1 year and less than 3 years	1,618
Greater than 3 years	296
Greater than $100,000:	
Less than 1 year	1,800
Greater than 1 year and less than 3 years	200
Greater than 3 years	100

The following table sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits (in thousands).

Deposit Categories	Average Balance	Average Rate %
Interest bearing demand	25,269	2.4%
Money market accounts	15,467	2.82
Savings accounts	7,768	2.25
Certificates of deposit	10,677	4.03
Total interest bearing deposits	59,181	2.78
Demand and other	7,769	-
Total Average Deposits	$66,950	2.46%

(7) INCOME TAXES:

The income tax provision consisted of the following (in thousands):

	June 30, 2000
Currently Payable:	
Federal	221
State	39
Deferred Tax Expense/(Benefit)	(25)
Total	235

The net deferred tax asset on the balance sheet at June 30, 2002 consists of the following (In thousands):

	2002
Deferred Tax Assets	305
Deferred Tax Liabilities	-
	305

The following table presents major components of the net deferred federal income tax asset resulting from differences between financial reporting and tax bases (In Thousands):

	June 30, 2002
Differences in accounting for loan losses	173
Differences in accounting for compensation	23
Differences in accounting for investment income	78
Other	31
	305

The provision for federal income taxes differs from that computed by applying statutory rates to income before federal income tax expense, as indicated in the following analysis.

	June 30, 2002
Federal statutory income tax rate	243
Tax exempt interest	(1)
Effect of state income taxes	(7)
Other	
Total	235

There was no valuation allowance for deferred tax assets as of June 30, 2002. The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets. Management believes it is more likely than not that the deferred tax asset of $305,000 will be realized principally through reversals of existing taxable temporary differences and future taxable income.

(8) EMPLOYEE BENEFIT PLANS:

In November 1992, Home Valley Bank instituted a defined contribution profit sharing plan. All employees are eligible to participate once they meet the requirements for hours worked per year and length of service. Contributions are determined annually by the Board of Directors. The 401K Pension Plan for the Company allows both employer and employee contributions.

(9) COMMITMENTS:

In the normal course of business, the Bank enters into financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These instruments, which include commitments to extend credit and standby letters of credit, involve varying degrees of credit and interest rate risk that are not reflected in the financial statements. These instruments generally have fixed expiration dates and do not necessarily represent future cash requirements since they often expire without being drawn upon. The Bank's criteria for issuing such instruments are the same as those for loans made in the normal course of business.

Those financial instruments, whose contract amounts represent the maximum credit risk, were as follows:

	June 30, 2002
Loan Commitments	8,825
Standby Letters of Credit	100

(10) EARNINGS PER SHARE:

Net income per share is based upon the weighted average number of shares outstanding during each period and adjusted retroactively to reflect stock splits and stock dividends. The adjusted weighted average number of outstanding shares was 612,293 in 2002 due to a two-for one stock split in 2000, and stock dividends in 2001, 2000 and 1999. The weighted average number of shares increased 7,600 per Financial Accounting Standard 128 for diluted earnings per share. Stock options granted are considered to be outstanding as of grant date even though their exercise may be contingent upon vesting. The Company uses the treasury stock method for calculation of stock equivalents.

(11) SHAREHOLDERS' EQUITY:

In 2000, the board of directors approved a two-for-one stock split of the Corporation's common stock. Shareholders' equity, common stock, and stock option activity for all periods presented have been restated to give retroactive recognition to the stock split and stock dividends. In addition, all references in the financial statements and notes to financial statements, to weighted average number of shares, per share amounts of the Company's common stock and stock options have been restated to give retroactive recognition to the stock split and stock dividends.

(12) REGULATORY CAPITAL MATTERS:

The Bancorp is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank (FRB). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material affect on the Bancorp and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines involving quantitative measures of the bank assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulation), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of June 30, 2002, the most recent notification to the FRB; the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized; the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios are as follows (in thousands):

	Home Valley Bank Actual		For Capital Adequacy Purposes and to be Well Capitalized under Prompt Corrective Action Provisions	
As of June 30, 2002:				
Total Risk-Based Capital (to Risk-Weighted Assets)	**5,498**	**10.2%**	≥5,369	≥10%
Tier 1 Capital (to Risk-Weighted Assets)	**5,115**	**9.5%**	≥3,222	≥6%
Tier 1 Capital (To average Total Assets)	**5,115**	**7.1%**	≥3,721	≥5%

(13) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:
Financial accounting standards require disclosure in the footnotes to the financial statement information about the fair value of financial instruments. The following methods and assumptions were used to estimate the fair value of financial instruments:

Investment Securities
For U.S. Treasury and U.S. Government Agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, the value is estimated using quoted market prices for similar securities.

Loans
The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of the future cash flows expected to be received by the various homogeneous categories of loans.

Deposits
The fair value of demand deposits, savings deposits, savings accounts and NOW accounts is defined as the amount payable on demand at year-end. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits, or current market value.

Commitments to Extend Credit and Standby Letters of Credit
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the parties involved. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and committed interest rates.

The estimated fair values of Home Valley Bank financial instruments are as follows (in thousands):

	June 30, 2002 Carrying Amount	June 30, 2002 Fair Value
Financial Assets		
Cash and due from banks	4,434	4,434
Investment securities	4,248	4,252
Loans, gross	56,699	58,495
Financial Liabilities		
Interest Bearing Deposits	62,469	61,269
Unrecognized Financial Instruments		
Commitments to extend credit	8,543	8,543
Standby letters of credit	197	197

(14) Home Valley Bancorp Information: Parent Company Only
The summarized condensed financial information for Home Valley Bancorp (parent company only) as of and for the period ended June 30, 2002 (in thousands):

Home Valley Bancorp (Only)
Condensed Statement of Condition:

Assets:	June 30, 2002
Cash	-
Investment In Home Valley Bank,	5,114
Formation Expense Capitalization	6
Investment In Valley Mortgage	2
Other Assets	-
TOTAL ASSETS	5,159

Equity:	2002
Common Stock and Surplus	2,826
Retained Earnings	2,292
Unrealized Loss on AFS Securities	4
TOTAL EQUITY	5,122

Condensed Statements of Income:	2002
Non interest expense	(19)
Income tax benefit	-
Loss before undistributed earnings-subsidiary	(19)
Undistributed earnings of subsidiary	392
Net income	373

Condensed Statements of Cash Flows:	2002
Operating activities:	
Net income	373
Adjustments to reconcile net income to cash used:	
Undistributed income of bank subsidiary	(392)
Amortization and other	-
Dividends from bank subsidiary	10
Net cash from operating activities:	5
Investing Activities:	
Stock repurchase	(5
Other	-
Decrease in cash and cash equivalents	(4)
Cash and cash equivalents at beginning of year	4
Cash and cash equivalents at June 30, 2002	-

(15) Incentive Stock Option Plans:

In 1999, the Board approved a nontransferable Incentive Stock Option Plan for Key Officers approved by the Shareholders. The compensatory plan allows the Board to make grants of incentive and non-statutory stock options. The plan allows the Board of Directors to grant stock options up to 30,868 shares at a price of $4.79 per share or more on grant date. The grant date is July 27, 1999. The options are scheduled to vest from 5 to 8 years from the grant date and expire in 10 years from the vesting date. The vesting date and exercise date can be accelerated under specified circumstances of termination or change in control of the company but must be exercised within 90 days of such an event. The stock options will not affect the change in the capital structure of the company including the merger of sale of assets.

Under APB 25, the company expenses stock option compensation using the Intrinsic Value Method over the estimated period of employment of the key officers. The measurement date is considered the date the options are granted with consideration of the weighted average fair values of the stock extended over the vesting schedule. In the event the options do not vest, the reduction to stock option expense will be adjusted.

The pro-forma net income impact under financial accounting Standards Board Statement No. 123 is not material and the expense is already included in operating results.

The vesting schedule is as follows with a grant date of July 27, 1999:

5 years from the grant date	14,413 shares
6 years from the grant date	2,883 shares
7 years from the grant date	2,883 shares
8 years from the grant date	2,883 shares
Total	23,061 shares

	Number of Shares
Outstanding at December 31, 2001	-
Granted	23,061
Exercised	-
Cancelled	-
	23,061
Options exercisable at June 30, 2002	23,061

The following tables summarize information about stock options outstanding and exercisable at June 30, 2002:

	Stock Options Outstanding		
Exercise Price	*Number of Shares Outstanding*	*Weighted Average Remaining Contractual Life in Years*	*Weighted Average Stock Fair Value*
$4.79	-	7.50	$ 8.00

(16) Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles are excluded from net income. For the Company, such items consist primarily of unrealized gains and losses on marketable equity investments. The changes in the components of other comprehensive income (loss) are as follows:

	Period Ended June 30 (In Thousands) 2002	
	Pre-Tax Amount	Tax Expense Credit
Unrealized loss on securities	38	(15)

(17) Litigation

The Bank is a defendant in a case entitled *Siskiypu Evergreen v. Home Valley Bank.* The case arose from a claim by Siskiyou Evergreen, a bank customer, that Home Valley bank guaranteed funds on a $50,000 returned NSF check that was charged back against the customers account. Home Valley Bank has filed a third party complaint against Bank of America for various failures to comply with banking laws and for negligence on holding the check for three months.

The Bank believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion, and the opinion of legal counsel, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the Financial Statements.

(18) Key Man Insurance

The Bank invested in an insurance-based investment with Key-Man life insurance on the Chief Executive Officer. The investment provides tax-deferred earnings. The cash value balance of the long-term investment at June 30, 2002 was $476,000.

(19) Operational Issues:

In March of 2002, the Board and Management of the Bank signed an informal letter of understanding. This informal agreement required the Bank to implement new polices and procedures to correct ongoing operational deficiencies noted in prior internal and external audits. The operational deficiencies included internal control procedures and management oversight. The Bank has taken corrective action including implementing management oversight and retaining outside internal auditors for internal control review.

(20) Dividend Restriction:

The company has a current restriction on paying dividends. Management estimates that this restriction will be resolved within the one to two years. However, future dividends will be dependent on earnings, capital growth and other factors.

(21) Management Opinion of Financial Results:

In the opinion of management of the Company, all adjustments for a fair statement of results for the interim period ending June 30, 2002 are included in the financial statements and notes.

SIGNATURES

The issuer has duly caused this Third Amended Offering Statement on Form 1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grants Pass, State of Oregon, on October 21, 2002.

Issuer: HOME VALLEY BANCORP

Robert J. Ward, President, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates shown below.

	DATE
Robert J. Ward, President, Chief Executive Officer and Director	October 29 2002
Ronald E. Brood, Director	October 29, 2002
Robert W. Brownell, Director	October 29 2002
Denver E. Huff, Director	October 29, 2002
Jerry F. Miller, Director	October 29 2002
Dean G. Saxon, Director	October 29, 2002
Richard J. Ward, Director	October 29 2002

PART III - EXHIBITS

NOTE: ONLY NEW EXHIBIT 10 IS ATTACHED.

INDEX TO EXHIBITS Page

1. Underwriting Agreement. (None.)
2. Articles of Incorporation and Bylaws. (Attached.)
3. Instruments defining rights of security holders. (None other than Item 2.)
4. Subscription Agreement. (Attached.)
5. Voting Trust Agreement. (None.)
6. Material Contracts.
   - (a) None.
   - (b) None.
   - (c) Attached is Bancorp's Stock Option Plan and certain employment contracts.
     - -Option Plan
     - -Robert J. Ward Employment Agreement
     - -Amendment to Ward Employment Agreement
     - -Robert J. Ward Deferred Compensation Agreement
     - -Denver E. Huff Retirement Agreement
     - -Denfer E. Huff Consulting Agreement
7. Material foreign patents. (None.)
8. Plan of acquisition, reorganization, arrangement, liquidation or succession. (None.)
9. Escrow agreements. (None.)
10. Consents. (Consents of accountant attached. There are no other applicable consents.) 98
11. Opinion re legality. (Attached.)
12. Sales material. (None.)
13. "Test the Water" material. (None.)
14. Appointment of agent. (N/A.)
15. Additional exhibits. (None.)

97

DAVID CHRISTENSEN CPA & CONSULTANT, PLLC
Certified Public Accountant and Consultant
PO Box 730, Vancouver, WA 98606 • (360) 892-0800 • FAX (360) 604-4587

I consent to the use of my report dated February 11, 2002 on Home Valley Bancorp consolidated balance sheet as of December 31, 2001 and 2000, and the consolidated statements of income, retained earnings, and cash flows for each of the two years in the period ended December 31, 2001 and 2000, (including Footnotes 1, 4, 6 and 15, which are dated September 23, 2002), and included in the Home Valley Bancorp Offering circular and the Form A-1 Regulation A Offering Statement filed with the Securities and exchange Commission.

David Christensen

David Christensen CPA

DAVID CHRISTENSEN CPA & CONSULTANT, PLLC
Certified Public Accountant and Consultant
PO Box 730, Vancouver, WA 98606 • (360) 892-0800 • FAX (360) 604-4587

I am aware of the use of my November 3, 2002 report on the unaudited interim financial information in the Home Valley Bancorp Offering Circular, and pursuant to Rule 436 (c), my report should not be considered a part of the Offering Circular prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

David Christensen

David Christensen CPA